SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

, Quarterly information for the period ended on September 30, 2025 (Free Translation into English from the Original Previously Issued in Portuguese.) Braskem S.A. KPMG Auditores Independentes Ltda. Rua Verbo Divino, 1400, Conjunto Térreo ao 801 - Parte, Chácara Santo Antônio, CEP 04719-911, São Paulo - SP Caixa Postal 79518 - CEP 04707-970 - São Paulo - SP - Brasil Telefone +55 (11) 3940-1500 kpmg.com.br Report on the review of interim financial information (ITR) (A free translation of the original report in Portuguese, as filed with the Comissão de Valores Mobiliários - CVM, for the individual interim financial information prepared in accordance with the Technical Pronouncement CPC 21 (R1) – Demonstração Intermediária, and for the consolidated interim financial information prepared in accordance with the Technical Pronouncement CPC 21 (R1) – Demonstração Intermediária and the international standard IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board - IASB) To Shareholders, Members of the Board and Management Braskem S.A. Camaçari - Bahia Introduction We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the “Company”) included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2025, which comprises the statement of financial position as at September 30, 2025 and the related statements of profit or loss and comprehensive income (loss) for the three and nine-month periods then ended, and the changes in equity and cash flows for the nine-month period then ended, including the explanatory notes. The Company´s management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 (R1) – Demonstração Intermediária and the consolidated interim financial information in accordance with CPC 21 (R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board – (IASB), such as for the presentation of these information in accordance with the standards issued by the Comissão de Valores Mobiliários, applicable to the preparation of Quarterly Information Form – (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Review of Interim Financial Information (NBC TR 2410 – Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion on the individual interim financial information Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the standards issued by the Comissão de Valores Mobiliários. Conclusion on the consolidated interim financial information Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the quarterly information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Quarterly Information (ITR), and presented in accordance with the standards issued by the Comissão de Valores Mobiliários. Other matters - Statements of value added The interim information referred to above includes the individual and consolidated statements of added value (DVA) for the nine-month period ended September 30, 2025, prepared under responsibility of Company’s management, and presented as supplementary information for IAS 34 purposes. These statements were submitted to review procedures performed together with the review of the quarterly information, to reach a conclusion on whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and content are in accordance with the criteria set forth in Technical Pronouncement CPC 09 – Demonstração do Valor Adicionado. Based on our review, nothing has come to our attention that causes us to believe that those statements of value added were not prepared, in all material respects, in accordance with the criteria set forth in that standard and consistently with the individual and consolidated interim financial information taken as a whole. São Paulo, November 10, 2025 KPMG Auditores Independentes Ltda. CRC 2SP014428/O-6 Original report in Portuguese signed by Fernando Rodrigues Nascimento Accountant CRC 1SP244524/O-1 Braskem S.A. Statement of interim financial position as of September 30, 2025 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 2 Consolidated Parent company Assets Note Sep/25 Dec/24 Sep/25 Dec/24 Current assets Cash and cash equivalents 4 6,663 14,986 2,451 5,388 Financial investments 5 745 1,786 601 1,643 Trade accounts receivable 6 3,114 3,562 2,934 3,792 Inventories 7 12,649 13,688 9,191 9,761 Taxes recoverable 9 1,284 1,372 462 617 Recoverable income taxes - 748 782 206 265 Derivatives 18.4 259 73 49 13 Other receivables 811 788 427 653 - 26,273 37,037 16,321 22,132 Non-current assets Taxes recoverable 9 1,762 1,758 1,464 1,385 Recoverable income taxes - 101 295 101 295 Deferred tax assets 20(c) 13,244 13,882 10,529 12,268 Derivatives 18.4 281 99 47 45 Other receivables - 572 543 395 380 Investments 10 518 438 28,470 29,164 Property, plant and equipment 11 37,861 40,417 15,316 15,882 Intangible assets 12 3,035 3,387 2,374 2,567 Right of use of assets 13(a) 3,736 3,719 1,602 1,977 61,110 64,538 60,298 63,963 Total assets 87,383 101,575 76,619 86,095 Braskem S.A. Statement of interim financial position as of September 30, 2025 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 3 Consolidated Parent company Liabilities and shareholders' equity Note Sep/25 Dec/24 Sep/25 Dec/24 Current liabilities Trade payables 14 13,872 16,883 13,972 16,834 Borrowings and debentures 15 1,803 2,278 815 516 Braskem Idesa borrowings 16 259 857 - - Derivatives 18.4 217 212 - 143 Payroll and related charges 894 1,033 665 714 Taxes payable 19 550 625 444 501 Income taxes payable 3 243 - - Sundry provisions 21 670 619 604 526 Accounts payable to related parties 8(b) - - 616 6,279 Provision - geological event in Alagoas 23 1,421 2,436 1,421 2,436 Lease 13(b) 876 1,000 484 607 Other payables 1,787 2,086 905 1,007 22,352 28,272 19,926 29,563 Non-current liabilities Borrowings and debentures 15 42,917 50,954 6,987 8,687 Braskem Idesa borrowings 16 13,248 14,277 - - Derivatives 18.4 284 101 3 22 Taxes payable 19 217 264 60 94 Accounts payable to related parties 8(b) - - 45,800 44,755 Loan from non-controlling shareholders of Braskem Idesa 8(a) 984 1,050 - - Deferred tax liabilities 20(c) 1,018 1,307 - - Post-employment benefits 551 551 325 325 Legal provisions 22.1 864 845 863 845 Sundry provisions 21 1,159 1,352 1,159 1,352 Provision - geological event in Alagoas 23 2,363 3,134 2,363 3,134 Lease 13(b) 3,150 3,306 1,361 1,807 Other payables 1,449 440 1,305 293 68,204 77,581 60,226 61,314 Shareholders' equity 24 Capital 8,043 8,043 8,043 8,043 Capital reserve and treasury shares 8 13 8 13 Additional paid in capital (488) (488) (488) (488) Other comprehensive income 2,525 1,684 2,525 1,684 Accumulated losses (13,621) (14,034) (13,621) (14,034) Total attributable to the Company's shareholders (3,533) (4,782) (3,533) (4,782) Non-controlling interest in subsidiaries 360 504 - - (3,173) (4,278) (3,533) (4,782) Total liabilities and shareholders' equity 87,383 101,575 76,619 86,095 ; Braskem S.A. Statement of profit or loss for the quarter and nine-month period ended September 30, 2025 All amounts in millions of Brazilian real Consolidated Note 3Q2025 3Q2024 Sep/25 Sep/24 Net revenue 26 17,299 21,264 54,616 58,259 Cost of products sold 27 (16,863) (19,015) (52,508) (53,409) 0 0 0 0 Gross profit 436 2,249 2,108 4,850 0 0 0 0 Income (expenses) 0 0 0 0 Selling and distribution 27 (527) (530) (1,561) (1,438) Loss for impairment of trade accounts receivable and others from clients 27 (131) 46 (131) 102 General and administrative 27 (586) (641) (1,947) (1,880) Research and development 27 (121) (109) (355) (321) Results from equity investments (17) 9 (10) (18) Other income 27 313 583 923 832 Other expenses 27 (1,054) (588) (1,117) (1,306) 0 0 0 0 (Loss) profit before financial results and taxes (1,687) 1,019 (2,090) 821 0 0 0 0 Financial results 28 0 0 0 0 Financial expenses (1,599) (1,586) (4,883) (4,701) Financial income 384 439 958 1,267 Derivatives and exchange rate variations, net 311 (1,185) 3,710 (6,791) 0 0 0 0 (904) (2,332) (215) (10,225) 0 0 0 0 Loss before income tax (2,591) (1,313) (2,305) (9,404) 0 0 0 0 Income taxes 20(a) 2,417 444 2,373 3,239 0 0 0 0 (Loss) net profit the period (174) (869) 68 (6,165) Attributable to: 0 0 0 0 Company's shareholders (26) (593) 405 (5,673) Non-controlling interest in subsidiaries (148) (276) (337) (492) 0 0 0 0 (Loss) net profit for the period (174) (869) 68 (6,165) (loss) earnings per share - basic and diluted - R$ 25 Basic Common - - 0.4336 (7.1156) Preferred shares class "A" - - 0.6054 (7.1156) Preferred shares class "B" - - 0.6057 (7.1156) Diluted Common - - 0.4336 (7.1156) Preferred shares class "A" - - 0.6054 (7.1156) Preferred shares class "B" - - 0.6057 (7.1156) Braskem S.A. Statement of profit or loss for the quarter and nine-month period ended September 30, 2025 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 5 Parent Company Note 3Q2025 3Q2024 Sep/25 Sep/24 Net revenue 26 12,666 14,670 39,234 39,234 Cost of products sold 27 (12,441) (13,847) (38,670) (37,805) 0 0 0 0 Gross profit 225 823 564 1,429 0 0 0 0 Income (expenses) 0 0 0 0 Selling and distribution 27 (263) (269) (773) (788) Loss for impairment of trade accounts receivable and others from clients 27 (132) 37 (125) 92 General and administrative 27 (345) (382) (1,178) (1,180) Research and development 27 (52) (50) (148) (143) Results from equity investments 10(c) 1,798 300 2,940 1,015 Other income 27 197 577 745 804 Other expenses 27 (1,054) (579) (1,116) (1,237) 0 0 0 0 Profit before financial results and taxes 374 457 909 (8) 0 0 0 0 Financial results 28 0 0 0 0 Financial expenses (1,563) (1,534) (4,815) (4,471) Financial income 329 312 702 939 Derivatives and exchange rate variations, net 278 (132) 3,328 (4,629) 0 0 0 0 (956) (1,354) (785) (8,161) 0 0 0 0 (Loss) profit before income tax (582) (897) 124 (8,169) 0 0 0 0 Income taxes 20(a) 556 304 281 2,496 0 0 0 0 (Loss) net income for the period (26) (593) 405 (5,673) (Loss) earnings per share - basic and diluted - R$ 25 Basic Common - - 0.4336 (7.1156) Preferred shares class "A" - - 0.6054 (7.1156) Preferred shares class "B" - - 0.6057 (7.1156) Diluted Common - - 0.4336 (7.1156) Preferred shares class "A" - - 0.6054 (7.1156) Preferred shares class "B" - - 0.6057 (7.1156) Braskem S.A. Statement of other comprehensive income for the quarter and nine-month period ended September 30, 2025 All amounts in millions of Brazilian real Consolidated Note 3Q2025 3Q2024 Sep/25 Sep/24 Income (loss) for the period (174) (869) 68 (6,165) - Other comprehensive income: - Items that will be reclassified subsequently to profit or loss - Fair value of cash flow hedge, net of taxes 18 32 140 (86) Fair value adjustments of trade accounts receivable, net of taxes - (1) (1) Others - - (33) - Exchange variation in hyperinflationary economy, net of taxes 1 4 3 16 Fair value of cash flow hedge from jointly-controlled, net of taxes - (2) - (1) 19 33 110 (72) Exchange variation of foreign, net of taxes 18.6 (iv) 772 857 3,895 (1,013) Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes 18.6 (v) 343 (455) 1,181 (903) 1,115 402 5,076 (1,916) Foreign subsidiaries currency translation adjustment (880) 81 (4,112) 3,501 Total 254 516 1,074 1,513 Total other comprehensive income for the period 80 (353) 1,142 (4,652) Attributable to: Company's shareholders 267 (105) 1,252 (4,007) Non-controlling interest in subsidiaries (187) (248) (110) (645) Total other comprehensive income for the period 80 (353) 1,142 (4,652) Braskem S.A. Statement of other comprehensive income for the quarter and nine-month period ended September 30, 2025 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 7 Parent Company Note 3Q2025 3Q2024 Sep/25 Sep/24 Income (loss) for the period (26) (593) 405 (5,673) Other comprehensive income: Items that will be reclassified subsequently to profit or loss Fair value of cash flow hedge, net of taxes 17 32 154 (86) Fair value adjustments of trade accounts receivable, net of taxes (1) (1) Others - - (33) - Exchange variation in hyperinflationary economy, net of taxes 1 4 3 16 Fair value of cash flow hedge from jointly-controlled, net of taxes - (2) - (1) 18 33 124 (72) Exchange variation of foreign, net of taxes 18.6 (iv) 772 857 3,895 (1,013) Exchange variation of foreign sales hedge - Braskem Idesa, net of taxes 18.6 (v) 257 (342) 886 (677) 1,029 515 4,781 (1,690) Foreign subsidiaries currency translation adjustment (754) (60) (4,058) 3,428 Total 293 488 847 1,666 Total other comprehensive income for the period 267 (105) 1,252 (4,007) Braskem S.A. Statement of changes in shareholders’ equity All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 8 Parent company and Consolidated Attributed to shareholders' interest Total Capital reserves Total shareholders' Long-term Additional Other Braskem Non-controlling equity incentive Capital paid in comprehensive Accumulated shareholders' interest in (net capital Capital plan transactions capital income losses interest subsidiaries deficiency) At January 1, 2024 8,043 37 (10) (488) (852) (2,738) 3,992 (713) 3,279 Comprehensive income for the period: Loss for the period - - - - - (5,673) (5,673) (492) (6,165) Exchange variation of foreign sales hedge, net of taxes - - - - (1,690) (1,690) (226) (1,916) Fair value of cash flow hedge, net of taxes - - - - (87) (87) - (87) Foreign subsidiaries currency translation adjustment - - - - 3,428 3,428 73 3,501 - - - - 1,651 (5,673) (4,022) (645) (4,667) Equity valuation adjustments: Realization of additional property, plant and equipment price-level restatement, net of taxes - - - - (7) 7 - - - Long term incentive plan - (10) - - (1) 1 (10) - (10) Fair value adjustments of trade accounts receivable, net of taxes - - - - (1) - (1) - (1) Exchange variation in hyperinflationary economy, net of taxes - - - - 16 - 16 - 16 - (10) - - 7 8 5 - 5 Contributions and distributions to shareholders: Non-controlling interest in acquired entity - - - - - - - 58 58 Proceeds from sale of non-controlling interests - - - - - - - (168) (168) - - - - - - - (110) (110) Balances at September 30, 2024 8,043 27 (10) (488) 806 (8,403) (25) (1,468) (1,493) At January 1, 2025 8,043 23 (10) (488) 1,684 (14,034) (4,782) 504 (4,278) Comprehensive income for the period: Net income (loss) for the period - - - - - 405 405 (337) 68 Exchange variation of foreign sales hedge, net of taxes - - - - 4,785 - 4,785 295 5,080 Fair value of cash flow hedge, net of taxes - - - - 150 - - 150 (14) 136 Foreign currency translation adjustment - - - - (4,058) - (4,058) (54) (4,112) - - - - 877 405 1,282 (110) 1,172 Equity valuation adjustments: Realization of additional property, plant and equipment price-level restatement, net of taxes - - - - (5) 5 - - - Realization of deemed cost of jointly-controlled investment, net of taxes - - - - (1) 1 - - - Long term incentive plan - (5) - - - - (5) - (5) Exchange variation in hyperinflationary economy, net of taxes - - - - 3 - 3 - 3 Other (33) (33) (33) - (5) - - (36) 6 (35) - (35) Contributions to shareholders: Capital (reduction) increase - - - - - - - (22) (22) Sale of investment in subsidiary - - (12) (12) Dividends-lapse of statute of limitation 2 2 2 - - - - - 2 2 (34) (32) Balances at September 30, 2025 8,043 18 (10) (488) 2,525 (13,621) (3,533) 360 (3,173) Braskem S.A. Statement of cash flows as of September 30, 2025 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 9 Consolidated Parent company Note Sep/25 Sep/24 Sep/25 Sep/24 (Loss) income before income tax (2,305) (9,404) 124 (8,169) Adjustments for: Depreciation and amortization 27 3,513 3,810 2,171 2,401 Results from equity-accounted investees 10(c) 10 18 (2,940) (1,015) Interest foreign exchange loss (850) 10,634 1,218 7,323 (Reversals) Provisions, net 113 (21) 77 (13) Industrial transformation Alagoas 1 784 - 784 - Provision geological event in Alagoas 23 400 833 400 833 (Gain) loss on the sale of subsidiaries 75 (447) (24) (447) PIS and COFINS credits - exclusion of ICMS from the calculation basis 27 (293) (293) Reversal for impairment of trade accounts receivable and others 131 (102) 125 (92) Provision for impairment and loss on sale of property, plant and equipment (13) 131 (63) 59 1,565 5,452 1,579 880 Changes in operating working capital Financial investments 1,086 2,633 1,081 2,914 Trade accounts receivable 56 (250) 736 (635) Inventories 543 (931) 547 (1,204) Taxes recoverable (16) 303 507 113 Other receivables (271) 409 51 303 Trade payables (694) 876 (2,325) 2,923 Taxes payable 686 (173) (136) 139 Sundry provisions (157) (595) (103) (412) Geological event in Alagoas 23 (2,276) (1,486) (2,276) (1,486) Other payables 87 (602) 815 (555) 609 5,636 476 2,980 Interest paid (3,777) (3,594) (604) (687) Income taxes paid (132) (423) (23) (178) Net cash (used) generated from (used in) operating activities (3,300) 1,619 (151) 2,115 Proceeds from the sale of fixed and intangible assets - 55 - 1 Proceeds from the sale of investments 172 203 172 209 Funds received in the investments' capital reserves 441 Dividends received 8 2 18 13 Additions to investments in joint ventures (47) - - (66) Acquisitions to property, plant and equipment and intangible assets (2,569) (2,728) (1,584) (1,333) Cash effect by loss in investments control (1) - - - Sale of investment fund 108 108 Net cash used in investing activities (2,329) (2,468) (845) (1,176) Borrowings and debentures Issued 67 791 - 518 Payments (1,488) (2,384) (966) (1,879) Braskem Idesa borrowings Issued 790 611 - - Payments (632) (218) - - Related parties Issued - - 4,184 37 Payments - - (4,773) (2,609) Lease (677) (744) (386) (466) Dividends paid - (6) - - Proceeds from non-controlling capital (reductions) contributions (22) 32 - - Net cash used in financing activities (1,962) (1,918) (1,941) (4,399) Exchange variation on cash of foreign subsidiaries (732) 499 - - Decrease in cash and cash equivalents (8,323) (2,268) (2,937) (3,460) Represented by Cash and cash equivalents at the beginning of the period 14,986 14,187 5,388 8,658 Cash and cash equivalents at the end of the period 6,663 11,919 2,451 5,198 Decrease in cash and cash equivalents (8,323) (2,268) (2,937) (3,460) Braskem S.A. Statement of value added as of September 30, 2025 All amounts in millions of Brazilian real The notes are an integral part of the interim financial statements. 10 Consolidated Parent company Sep/25 Sep/24 Sep/25 Sep/24 Restated Restated Revenue 63,854 68,097 48,285 49,028 Sale of goods, products and services 63,575 67,451 48,133 48,349 Other income, net 410 544 277 587 Loss (gain) for doubtful accounts (131) 102 (125) 92 - - - - Inputs acquired from third parties (57,231) (57,103) (44,019) (42,231) Cost of products, goods and services sold (54,407) (54,421) (41,853) (40,905) Material, energy, outsourced services and others (2,118) (2,626) (1,448) (1,256) Gain of assets (706) (56) (718) (70) - - - - Gross value added 6,623 10,994 4,266 6,797 - - - - Depreciation, amortization and depletion (3,513) (3,810) (2,171) (2,401) - - - - Net value added produced by the Company 3,110 7,184 2,095 4,396 - - - - Value added received in transfer 4,729 1,946 7,171 2,479 Results from equity investments (10) (18) 2,940 1,015 Financial income 4,739 1,964 4,231 1,464 - - - - Total value added to distribute 7,839 9,130 9,266 6,875 - - - - - - - - Personnel 1,771 1,725 974 998 Direct compensation 1,403 1,365 728 752 Benefits 297 294 176 180 FGTS (Government Severance Pay Fund) 71 66 70 66 - - - - Taxes, fees and contributions 615 1,021 2,675 1,724 Federal (1,678) (2,030) 396 (1,310) State 2,263 3,010 2,263 3,014 Municipal 30 41 16 20 - - - - Remuneration on third parties' capital 5,385 12,549 5,212 9,826 Interest 4,944 12,173 5,007 9,612 Rentals 441 376 205 214 - - - - Remuneration on own capital 68 (6,165) 405 (5,673) Profit (loss) for the period 405 (5,673) 405 (5,673) Non-controlling interest in subsidiaries (337) (492) - - - - - - Value added distributed 7,839 9,130 9,266 6,875 Summary of Notes 1 Operations .............................................................................................................................................................. 11 2 Basis of preparation and presentation of the quarterly information ..................................................................... 14 3 New accounting standards applicable in the current year ..................................................................................... 16 4 Cash and cash equivalents ..................................................................................................................................... 16 5 Financial investments ............................................................................................................................................. 17 6 Trade accounts receivable ..................................................................................................................................... 17 7 Inventories ............................................................................................................................................................. 18 8 Related parties ....................................................................................................................................................... 19 9 Taxes recoverable .................................................................................................................................................. 22 10 Investments .......................................................................................................................................................... 23 11 Property, plant and equipment............................................................................................................................ 26 12 Intangible assets ................................................................................................................................................... 28 13 Leases ................................................................................................................................................................... 29 14 Trade payables ..................................................................................................................................................... 31 15 Borrowings and debentures ................................................................................................................................. 32 16 Braskem Idesa borrowings ................................................................................................................................... 34 17 Reconciliation of financial activities in the statement of cash flow ...................................................................... 35 18 Financial instruments and risk management ........................................................................................................ 36 19 Taxes payable ....................................................................................................................................................... 47 20 Income tax ............................................................................................................................................................ 48 21 Sundry provisions ................................................................................................................................................. 50 22 Provisions for legal proceedings ........................................................................................................................... 52 23 Geological event - Alagoas ................................................................................................................................... 53 24 Shareholders’ equity ............................................................................................................................................ 62 25 Earnings per share ................................................................................................................................................ 63 26 Net revenues ........................................................................................................................................................ 64 27 Expenses by nature and function .......................................................................................................................... 64 28 Financial results .................................................................................................................................................... 65 29 Segment information ........................................................................................................................................... 66 30 Contractual obligations ........................................................................................................................................ 66 31 Subsequent events ............................................................................................................................................... 67 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in millions of Brazilian Real, except as otherwise stated 11 1 Operations Braskem S.A. (“Parent Company” or Braskem) is a public corporation with headquarters in Camaçari, Bahia. Jointly with its subsidiaries (“Company”), it is controlled by Novonor S.A. (“Novonor”), which directly and indirectly holds interests of 50.11% and 38.32% in Braskem’s voting and total capital, respectively. The ultimate parent company of Braskem is Kieppe Patrimonial S.A. The Braskem’s shares are traded on: • B3 S.A. Brasil, Bolsa, Balcão (“B3”), under the tickers BRKM3, BRKM5 and BRKM6; • New York Stock Exchange (“NYSE”) under the ticker BAK; and • Madrid Stock Exchange (“LATIBEX”) under the ticker XBRK. Braskem is engaged in the manufacture, sale, import and export of chemicals, petrochemicals and fuels, as well as the production, supply and sale of utilities such as steam, water, compressed air and industrial gases. It also provides industrial services and is engaged in the production, supply and sale of electric energy and gas for its own use and use by other companies. Braskem also invests in other companies. The Company has petrochemical plants in Brazil, the United States, Germany and Mexico, dedicated to producing thermoplastic resins, such as polyethylene (“PE”), polypropylene (“PP”), polyvinyl chloride (“PVC”) and other basic petrochemicals. As of September 30, 2025, the statement of financial position reflects a positive working capital (defined as total current assets minus total current liabilities) amounting to R$ 3,921(2024: positive amount of R$ 8,765) in the consolidated and negative working capital amounting to R$ 3,605 (2024: negative amount of R$ 7,431) in the parent company. It also reflects negative equity of R$ 3,173 (2024: negative in R$ 4,278) in the consolidated and R$ 3,533 (2024: negative amount of R$ 4,782) in the parent company. Borrowings and debentures are predominantly due in the long term, with over 90% denominated in US dollars, consistent with the Company's Financial Policy. Braskem believes that this US dollar exposure is comfortable since a significant portion of the operational cash expected to be generated in the upcoming years, which will be allocated to settle these borrowings, is either directly or indirectly in US dollars. When Brazilian real experiences a significant depreciation against the US dollar, the Company faces an adverse effect from currency exchange fluctuations on its borrowings. Also, devaluations of the Brazilian real to the US dollar positively influences the Company’s cash generation, allowing it to effectively manage its exposure to US dollar. In 2024, the Brazilian real depreciated by 28% against the US dollar. In 2025, this depreciation was partially reversed, with the Brazilian real appreciating by roughly 14%. As a result, shareholders' equity and accumulated comprehensive income reflect unrealized effects of exchange rate fluctuations. Given the current environment of macroeconomic uncertainty, commodity price volatility, higher input costs, and weaker global demand, the Company remains focused on implementing initiatives to mitigate the significant impacts arising from the prolonged downcycle affecting the entire industry and to strengthen the competitiveness of the Brazilian chemical sector. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in millions of Brazilian Real, except as otherwise stated 12 In August 2025, Braskem Idesa, a subsidiary of the Company, has engaged financial and legal advisors to assist in evaluating economic-financial options, with the objective of reviewing its existing capital structure and liquidity conditions. In September 2025, the Company has engaged financial and legal advisors to support the Company in preparing a diagnosis of economic-financial alternatives to optimize its capital structure. In September 2025, the credit rating agencies Fitch Ratings and S&P Global Ratings revised the Company's global credit rating to CCC+ and CCC-, respectively, both with a negative outlook. Still within this context, there was a reduction in the availability of certain payment agreements with financial institutions and suppliers (see Note 14). Consistent with its conservative cash management in October 2025, the Company has withdrawn the available stand-by credit facility in the amount of US$1.0 billion (R$: 5,350). The credit facility matures in December 2026. The Company remains committed to financial discipline and the execution of its Resilience and Transformation Program. In this context, noteworthy developments include: (i) the approval by the House of Representatives of Bill 892/2025 (Presiq), which now proceeds to deliberation in the Senate; and (ii) the approval of provisional anti-dumping measures on polyethylene (PE), a key initiative to enhance the competitiveness of the Brazilian chemical industry. These measures are part of broader efforts to mitigate the significant impacts of the prolonged downcycle affecting the entire industry and to strengthen the competitiveness of Brazil’s chemical sector. New investments in capacity and inauguration of the ethane import terminal In January 2025, the Company announced the execution of seven projects to expand the production capacity of its units located in Bahia, Rio Grande do Sul and Alagoas, comprising the production of PE, PVC and other chemicals. In February 2025, the start of the project (“Project”) to expand the ethylene production capacity at the petrochemical plant in Rio de Janeiro was approved. In October 2025, an investment was approved to expand the ethane capacity of the Rio de Janeiro petrochemical plant, with an increase of 220,000 tons per year of ethylene and equivalent volumes of PE. The project is expected to be completed by the end of 2028, subject to obtaining additional financing, in addition to the funds already approved under the REIQ Investimentos tax benefit for 2025 and 2026. The Project is part of the Transformation Plan and aims to increase the Company's competitiveness by expanding the use of gas in the raw material matrix for PE production. In May 2025, the Company inaugurated Terminal Química Puerto México (“Terminal Química”) in Mexico, which engages in ethanol import. The new infrastructure allows Braskem Idesa S.A.P.I (“Braskem Idesa”) to fully meet its raw material needs. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in millions of Brazilian Real, except as otherwise stated 13 Approval of provisional antidumping duties on PE In August 2025, the Ministry of Development, Industry, Commerce and Services ("MDIC") announced that, during a meeting held on August 27, 2025, the Executive Management Committee (“GECEX”) approved the imposition of provisional anti-dumping duties, for a period of up to six months, on imports of polyethylene resins from the United States and Canada, effective from the date of publication of the GECEX decision in Brazil's Federal Official Gazette. In October 2025, GECEX approved the maintenance, until October 16, 2026, of the 20% import tax for PE, PP and PVC resins marketed by the Company, by including them in the List of Temporary Tariff Increases due to Conjunctural Trade Imbalances developed by the Foreign Trade Chamber (“CAMEX”). Industrial transformation in Alagoas In September 2025, the Company, in line with its commitment to achieving competitiveness across all stages of its production process, initiated steps to convert the operation of its chlor-alkali plant in Alagoas into a facility dedicated to the handling of large volumes of ethylene dichloride (“EDC”). As part of this transformation, the production of chlorine and caustic soda have been mothballed. Following this decision, the Company will import all of its EDC requirements, the raw material for PVC production, through a long-term contract signed with an international supplier, strengthening the competitiveness of its PVC production. The assets dedicated exclusively to the production of chlorine and caustic soda have been mothballed, and part of the unit’s infrastructure has been redirected to support EDC handling operations. This aims to provide greater flexibility in the logistics of this material, as well as to ensure increased operational efficiency and better integration within the PVC production chain. The mothballed assets are part of the cash-generating unit of the Northeastern Petrochemical Complex. This unit is subject to annual impairment tests based on its value in use. Given that, as of September 30, 2025, there was no expectation of recovering the mothballed assets, the Company recognized impairment losses, write-off of goodwill, and other provisions, amounting R$784, of which R$97 refers to the initial hibernation of one of the plant’s production lines in January 2025, and R$687 in September 2025 refers to the remaining chlorine and caustic soda production assets, as described below: Description Classification in profit or loss for the period Amount Inventory write-off Cost of goods sold 62 Write-off of property, plant and equipment Cost of goods sold 470 Impairment loss on goodwill based on expected future profitability Other expenses 192 Other provisions Other expenses 60 Total 784 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in millions of Brazilian Real, except as otherwise stated 14 2 Basis of preparation and presentation of the quarterly information The parent company Quarterly Information was prepared and is presented in accordance with the Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM). Likewise, the consolidated Quarterly Information complies with the CPC 21 (R1) and IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). All relevant information specific to the Interim Information, and only it, is being highlighted, and has been used by the Company’s Management. This Quarterly Information should be read together with the financial statements of the Company for the year ended December 31, 2024, which include a complete set of the notes. The Quarterly Information is presented in Brazilian Real, the Parent Company’s functional currency. All amounts have been rounded to the nearest million unless otherwise stated. The same accounting policies adopted in the preparation of this Quarterly Information were applied in the Company’s annual financial statements for the year ended December 31, 2024. The judgments and assumptions used by Management to make estimates when preparing this Quarterly Information do not differ significantly from those used in the Company’s financial statements for the year ended December 31, 2024. The issue of this quarterly information was authorized by the Executive Board on November 10, 2025. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in millions of Brazilian Real, except as otherwise stated 15 The consolidated quarterly information includes the Parent Company and the following entities: Total and voting interest (%) Headquarter Functional currency (i) Sep/25 Dec/24 Direct subsidiaries BM Insurance Company Limited ("BM Insurance") Bermuda US$ 100 100 Braskem Argentina S.A. (“Braskem Argentina”) Argentina ARS 100 100 Braskem Finance Limited (“Braskem Finance”) Cayman Islands US$ 100 100 Braskem Mexico, S. de RL de C.V. ("Braskem México") Mexico MXN 100 100 Braskem Netherlands B.V. ("Braskem Netherlands") Netherlands US$ 100 100 Braskem Petroquímica Chile Ltda. (“Braskem Chile”) Chile CLP 100 100 Oxygea Ventures Ltda. ("Oxygea") Brazil R$ 100 100 Voqen Energia Ltda. ("Voqen") Brazil R$ 100 100 Wise Plásticos Ltda. ("Wise") Brazil R$ 61.1 61.1 Special Purpose Entities Fdo. Invest. Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter") Brazil R$ 100 100 Fdo. Invest. Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno") Brazil R$ 100 100 Indirect subsidiaries Braskem Green S.A. ("Braskem Green") Brazil R$ 100 100 Braskem America, Inc. (“Braskem America”) USA US$ 100 100 Braskem Europe GmbH ("Braskem Europe") Germany EUR 100 100 Braskem Idesa S.A.P.I. ("Braskem Idesa") Mexico MXN 75 75 Braskem Idesa Servicios S.A. de C.V. ("Braskem Idesa Serviços") Mexico MXN 75 75 Braskem India Private Limited ("Braskem India") India INR 100 100 Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom") Mexico US$ 100 100 Braskem Mexico Servicios S. RL de C.V. ("Braskem México Serviços") Mexico MXN 100 100 Braskem Netherlands Finance B.V. (“Braskem Netherlands Finance”) Netherlands US$ 100 100 Braskem Netherlands Green B.V. (“Braskem Netherlands Green”) Netherlands US$ 100 100 Braskem Netherlands Inc. B.V. (“Braskem Neherlands Inc.”) Netherlands US$ 100 100 Braskem Siam Company Limited (“Braskem Siam”) Thailand US$ 51 51 Braskem Trading & Shipping B.V. ("BT&S") Netherlands US$ 100 100 B&TC B.V. ("B&TC") (ii) (ii) Netherlands EUR 60 ER Plastics B.V. ("ER Plastics") (ii) (ii) Netherlands EUR 60 Terminal Química Puerto México ("Terminal Química") Mexico US$ 37.5 37.5 (i) The subsidiaries have the following functional currencies: Brazilian real (“R$”), U.S. dollar (“US$”), Mexican peso (“MXN”), Chilean peso (“CLP”), Argentinean peso (“ARS”), Euro (“EUR”) and Indian rupee (“INR”). (ii) In June 2025, Braskem Netherlands divested its entire interest in the entity B&TC and its wholly owned subsidiary, ER Plastics. As a result of this operation, the Company recognized a loss of R$96, which was recorded under other expenses in the statement of profit or loss for the period. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in millions of Brazilian Real, except as otherwise stated 16 3 New accounting standards applicable in the current year The following changes of accounting standards became effective on January 1, 2025: - Lack of exchangeability (amendments to CPC 02/IAS 21). Adoption of the amendment did not have any material impact on the disclosures or amounts presented in this quarterly information. 3.1 Review of Technical Pronouncement CPC 09 (R1) - Statement of Value Added (DVA) In February 2024, the CVM approved resolution 199/2024, which introduced changes in the disclosure of the Statement of Value Added, applicable to fiscal years starting on or after January 1, 2024. The resolution altered the definition of elements that are components of the revenue generated, without affecting the net value added produced. Based on the change, the Company adjusted, as from December 2024, the allocation of amounts related to the net realizable value of inventories, previously classified as inputs acquired from third parties, which are now classified as other income. Thus, the DVA for the current year was released based on the new requirements, and the retrospective effects of the period ended September 2024 are restated below: Consolidated Parent Company Sep/2024 CPC09 (R1) Sep/2024 Restated Sep/2024 CPC09 (R1) Sep/2024 Restated Revenue 67,987 110 68,097 48,929 99 49,028 Sale of goods, products and services 67,451 67,451 30,312 30,312 Other income, net 434 110 544 488 99 587 Loss for doubtful accounts 102 102 92 92 Inputs acquired from third parties (56,993) (110) (57,103) (42,132) (99) (42,231) Cost of products, goods and services sold (54,311) (110) (54,421) (40,806) (99) (40,905) Material, energy, outsourced services and others (2,626) (2,626) (1,256) (1,256) Loss of assets (56) (56) (70) (70) 4 Cash and cash equivalents Consolidated Parent company Sep/25 Dec/24 Sep/25 Dec/24 Cash Companies in Brazil 529 1,780 528 1,778 Companies outside Brazil (i) 3,000 4,191 Cash equivalents: Companies in Brazil 2,083 3,797 1,923 3,610 Companies outside Brazil (i) 1,051 5,218 Total 6,663 14,986 2,451 5,388 (i) On September 30, 2025, it includes R$246 (2024: R$1,720) of Braskem Idesa and its subsidiaries, which cannot be used by other subsidiaries of the Company. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in millions of Brazilian Real, except as otherwise stated 17 Cash equivalents in Brazil are represented by fixed-income instruments and time deposits, such as bank deposit certificates (“CDBs”), treasury bonds, financial bills, debentures, and shares of fixed income investment funds. These assets may be directly held by the Company or through its exclusive funds, FIM Jupiter and FIM Netuno. Average yield of cash equivalents is presented jointly with financial investments (see note 5). The cash equivalents abroad consist of fixed income instruments (Time Deposit) and interest-bearing accounts. 5 Financial investments Consolidated Parent company Sep/25 Dec/24 Sep/25 Dec/24 Fair value through profit or loss LFT´s and LF´s (i) 339 1,408 293 1,297 Restricted funds investments (ii) 384 345 307 345 Other 57 79 1 1 Total 780 1,832 601 1,643 Current assets 745 1,786 601 1,643 Non-current assets (iii) 35 46 - - Total 780 1,832 601 1,643 (i) These refer to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions, whose purpose is the immediate negotiation or future sale. (ii) Includes the following amounts: R$138 in restricted funds used in the Program for Relocation of Residents in Alagoas (2024: R$115) (Note 23.1(i)); and R$246 (2024: R$230) regarding reserve accounts linked to the fulfilment of contractual obligations. (iii) On the statement of financial position, the balance of non-current assets is presented under Other assets. In the period ended September 30, 2025, financial investments and cash equivalents (Note 4) in Brazilian Real had average yield of 100.72% of the Interbank Certificate of Deposit (“CDI”) rate p.a. (2024: 102.25%) and financial investments and cash equivalents in foreign currency (Note 4) had average yield of 4.74% p.a. (2024: 5.46% p.a.). 6 Trade accounts receivable The Company’s average receivables term is generally 31 days, therefore, the carrying value of the trade accounts receivable approximates their fair value. The Company realizes part of its trade accounts receivable through the sale of trade notes to funds and financial institutions that acquire receivables. These operations are not entitled to recourse and substantial risks and benefits over the receivables are transferred and the trade accounts receivable are derecognized. As of September 30, 2025, the amounts of trade accounts receivable transferred and derecognized maturing after September 30, 2025 were R$2.8 billion in the Parent Company and R$4.4 billion in the Consolidated (2024: R$2.9 billion in the Parent Company and R$5 billion in the Consolidated). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in millions of Brazilian Real, except as otherwise stated 18 Losses recognized at the date of transfer of trade accounts receivable mentioned above were R$68 in the Parent Company and R$94 in the Consolidated (2024: R$55 in the Parent Company and R$73 in the Consolidated), recorded under financial expenses. Note Consolidated Parent company Sep/25 Dec/24 Sep/25 Dec/24 Domestic market Third parties 1,998 1,802 1,839 1,719 Related parties 8 21 103 49 234 2,019 - 1,905 1,888 1,953 Foreign market Third parties 1,293 1,727 334 562 Related parties 8 - 895 1,337 1,293 1,727 1,229 1,899 Expected credit losses (198) (70) (183) (60) Total 3,114 3,562 2,934 3,792 On September 30, 2025, the Company set up an additional provision for doubtful accounts in the amount of R$120, related to a single client undergoing court-supervised reorganization. 7 Inventories Consolidated Parent company Sep/25 Dec/24 Sep/25 Dec/24 Finished goods 6,862 7,586 4,469 4,910 Semi-finished goods 478 450 478 450 Raw materials, production inputs and packaging 2,434 3,220 1,836 2,546 Maintenance materials 944 925 491 501 Advances to suppliers 496 216 499 63 Imports in transit 1,435 1,291 1,418 1,291 Total 12,649 13,688 9,191 9,761 On September 30, 2025, the provision for loss in inventories is R$233 in the Consolidated and R$185 in the Parent Company (2024: R$193 in the Consolidated and R$172 in the Parent Company). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in millions Reais, except as otherwise stated 19 8 Related parties (a) Consolidated Consolidated Balances at Sept 30, 2025 Balances at December 31, 2024 Associates companies, Jointly-controlled investment and Related companies Associates companies, Jointly-controlled investment and Related companies Novonor and subsidiaries and associates Petrobras and subsidiaries Other (i) Total Novonor and subsidiaries and associates Petrobras and subsidiaries Other (i) Total Statement of financial position Assets Current Trade accounts receivable - 13 8 21 - 4 99 103 Inventories (advance to suppliers) - 424 - 424 - 14 - 14 Dividends and interest on capital - - 14 14 - - 1 1 Other - - 1 1 1 - - 1 Non-current - - - - - - - - Other receivables - Related parties - 34 33 67 - 30 33 63 Total assets - 471 56 527 1 48 133 182 Liabilities Current - - - - - - - - Trade payables 28 125 34 187 33 1,210 56 1,299 Other - 171 - 171 40 267 - 307 Non-current - - - - - - - - Loan to non-controlling shareholders of Braskem Idesa - - 984 984 - - 1,050 1,050 Total liabilities 28 296 1,018 1,342 73 1,477 1,106 2,656 Three month period ended Sept 30, 2025 Three month period ended Sept 30, 2024 Associates companies, Jointly-controlled investment and Related companies Associates companies, Jointly-controlled investment and Related companies Novonor and subsidiaries and associates Petrobras and subsidiaries Other (i) Total Novonor and subsidiaries and associates Petrobras and subsidiaries Other (i) Total Transactions Sales of products 4 92 376 474 - 72 320 392 Purchases of raw materials, finished goods - - - - - - - - Services and utilities (46) (13,187) (497) (13,730) (45) (13,396) (133) (13,574) Financial income - - 14 14 - - 46 46 Financial expenses - (32) (48) (80) - (1) (689) (690) Private pension - - (54) (54) - - (41) (41) Other income (expenses) (5) (11) (16) - 15 - 15 (i) Borealis, RPR, Santa Amélia, Santo Abelardo, Santo Artur, São Guilherme, São Galdino, Vexty, Bioglycols and Cetrel. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in millions Reais, except as otherwise stated 20 (b) Parent Company Balances at Sept 30, 2025 Associates companies, Jointly-controlled investment and Associates companies Related companies Braskem Netherlands Braskem Netherlands Inc Braskem America Braskem Argentina FIM Júpiter e Netuno Braskem Green Other (i) Novonor and subsidiaries and associates Petrobras and subsidiaries Other (ii) Total Statement of financial position Assets Current Cash and equivalents - - - - 643 - - - - - 643 Financial investments - - - - 431 - - - - - 431 Trade accounts receivable 670 - 7 218 - 9 19 - 13 8 944 Inventories (advance to suppliers) - - - - - - - - 424 - 424 Dividends and interest on capital - - - - - - - - - 14 14 Other receivables - Related parties 4 - - - - 2 1 - - 2 9 Non-current - - - - - - - - - - - Other receivables - - - - - - - - 34 33 67 Total assets 674 - 7 218 1,074 11 20 - 471 57 2,532 Liabilities Current - - - - - - - - - - - Trade payables 11,903 - 14 2 - 40 74 28 125 35 12,221 Accounts payable to related parties - - - - - - - - - - - Advance to export - 607 6 - - - - - - - 613 Other payables 1 - 1 - - - 1 - - - 3 Other - 1 - - - - - - 171 - 172 - - - - - - - - - - - Non-current - - - - - - - - - - - Borrowings - - - - - - - - - - - Accounts payable to related parties - 41,709 441 - - - - - - - 42,150 Loans 3,650 3,650 Total liabilities 11,904 45,967 462 2 - 40 75 28 296 35 58,809 Three month period ended Sept 30, 2025 Associates companies, Jointly-controlled investment and Associates companies Related companies Braskem Netherlands Braskem Netherlands Inc Braskem America Braskem Argentina FIM Júpiter e Netuno Braskem Green Other (i) Novonor and subsidiaries and associates Petrobras and subsidiaries Other (ii) Total Transactions Sales of products 3,683 - 37 219 - 136 198 4 92 376 4,745 Purchases of raw materials, finished products - - - - - - - - - - - services and utilities (12,176) - (22) - - (1,487) (470) (46) (13,187) (497) (27,885) Private pension - - - - - - - - - (52) (52) Other income (expenses) (1,649) - (12) (76) - 107 (236) (5) (11) (1,882) Financial income (156) (44) (4) (30) 178 - - - - 14 (42) Financial expenses 1,455 4,026 45 - - - (1) - (32) (4) 5,489 (i) Braskem Petroquímica Chile, Braskem Idesa, Braskem Europe GmbH, Wise Plásticos, Voqen Energia, Braskem Green and Braskem Ventures. (ii) Borealis, RPR, Santa Amélia, Santo Abelardo, Santo Artur, São Guilherme, São Galdino, Vexty and Bioglycols. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in millions Reais, except as otherwise stated 21 Balances at December 31, 2024 Associates companies, Jointly-controlled investment and Associates companies Related companies Braskem Netherlands Braskem Netherlands Inc Braskem America Braskem Argentina Braskem Green FIM Júpiter e Netuno Other (i) Novonor and subsidiaries and associates Petrobras and subsidiaries Other (ii) Total Statement of financial position Assets Current Cash and equivalents - - - - - 1,878 - - - - 1,878 Financial investments - - - - - 1,412 - - - - 1,412 Trade accounts receivable 1,109 - 12 216 99 - 32 - 4 99 1,571 Inventories (advance to suppliers) - - - - - - - - 14 - 14 Dividends and interest on capital - - - - - - - - - 1 1 Other receivables - Related parties 79 - 29 - 18 - 2 1 - - 129 Non-current - - - - - - - - - - - Other receivables - - - - - - - - 30 33 63 Total assets 1,188 - 41 216 117 3,290 34 1 48 133 5,068 Liabilities - - - - - - - - - - Current - - - - - - - - - - - Trade payables 12,736 - 11 - 62 - 31 32 1,210 56 14,138 Accounts payable to related parties - - - - - - - - - - - Advance to export - 6,195 17 - - - - - - - 6,212 Other payables 65 - 2 - - - - - - - 67 Other - - - - - - - 40 267 - 307 Non-current - Borrowings - Accounts payable - 44,241 514 - - - - - - - 44,755 Total liabilities 12,801 50,436 544 - 62 - 31 72 1,477 56 65,479 Three month period ended Sept 30, 2024 Associates companies, Jointly-controlled investment and Associates companies Related companies Braskem Netherlands Braskem Netherlands Inc Braskem America Braskem Argentina Braskem Green FIM Júpiter e Netuno Other (i) Novonor and subsidiaries and associates Petrobras and subsidiaries Other (ii) Total Transactions Sales of products 3,722 - - - 40 - 212 - - - - 241 - - - 72 - 320 - 4,607 Purchases of raw materials, finished products - - - - - - - - - - - - - - - - - - - - services and utilities (14,565) - - - (63) - - - - - - (1,132) - (45) - (13,396) - (133) - (29,334) Private Pension - - - - - - - - - (40) (40) Other income (expenses) (11) - 2 - - - 221 - 15 - 227 Financial income 6 - - - - - - - - 370 - 4 - - - - - 3 - 383 Financial expenses (1,592) - (7,144) - (73) - - - - - - - - - - (1) - (3) - (8,813) - - - - - - - - - - - - - - - - - - (i) Braskem Alemanha, Braskem Chile, Braskem Idesa, Braskem Holanda Finance, Cetrel and Voqen. (ii) Borealis, RPR, Santa Amélia, Santo Abelardo, Santo Artur, Vexty and Bioglycols. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in millions Reais, except as otherwise stated 22 (c) New and/or renewed agreements with related companies In the period ended September 30, 2025, there were no new and/or renewed agreements with related parties. (d) Compensation of key management personnel Consolidated Statement of profit or loss transactions Sep/25 Sep/24 Remuneration Wages and recurring benefits 57 38 Short-term variable compensation 20 31 Long term incentive plan 1 8 Total 78 77 9 Taxes recoverable Consolidated Parent company Sep/25 Dec/24 Sep/25 Dec/24 Parent Company and subsidiaries in Brazil Value-added tax on sales and services (ICMS) - 718 680 716 675 ICMS - credits from PP&E - 318 337 299 315 ICMS Supervening Events 233 250 233 251 PIS and COFINS - 262 0 135 195 128 PIS and COFINS - credits from PP&E - 421 425 415 416 Other - 68 216 68 217 Foreign subsidiaries Value-added tax ("VAT") 1,011 980 - - Other 15 107 - - Total 3,046 3,130 1,926 2,002 Current assets 1,284 1,372 462 617 Non-current assets 1,762 1,758 1,464 1,385 Total 3,046 3,130 1,926 2,002 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 23 10 Investments (a) Financial information on investments Net profit (loss) for the period Equity Sep/25 Sep/24 Sep/25 Dec/24 Direct subsidiaries BM Insurance (1) (1) 5 6 Braskem Argentina (13) (42) 5 19 Braskem Chile 6 5 59 72 Braskem Netherlands 2,784 1,201 27,589 28,413 Braskem México (4) 41 359 374 Cetrel - 79 - - Oxygea (i) (25) (12) 109 134 Voqen 16 (34) 31 15 Wise (1) 3 153 154 Indirect subsidiaries - - - - B&TC (ii) - - - 80 Braskem Europe (525) 165 4,736 6,039 Braskem America (555) 197 4,347 5,667 Braskem America Finance (14) (12) (293) (326) Braskem Netherlands Finance 4 (42) 59 381 Braskem Netherlands Inc (23) (44) 388 478 Braskem Green 67 76 1,037 971 Braskem Idesa (1,119) (2,173) (643) (690) Braskem Idesa Serviços - 2 14 14 Braskem Índia - - - - Braskem México Proyectos 45 37 930 1,034 Braskem Siam - - 17 9 BT&S 986 1,250 3,400 4,429 DAC - 50 - - ER Plastics - (12) - (29) Terminal Química (ii) (100) 58 849 1,129 Jointly-controlled investments RPR (112) (40) (74) 37 Bioglycols LLC - (15) 45 - Associates Borealis Brasil S.A. 66 32 285 285 Plaind 50 - 793 708 (i) In January 2025, the Company decided to reassess and discontinue new investments in Oxygea. The decision is aligned with the Company's strategic direction to prioritize its assets and investments, both operational and strategic, aiming to optimize capital allocation and enhance cash generation. The Company is integrating the assets from Oxygea into Braskem S.A., and there are no expectations of significant losses during this process. (ii) In June 2025, Braskem Netherlands divested its entire stake in the entity B&TC and its wholly owned subsidiary, ER Plastics, as detailed in note 2. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 24 (b) Changes in investments and provision for losses in subsidiaries: Parent company Subsidiaries Domestic associates and jointly-controlled investments Total Investments Balances at December 31, 2024 28,742 422 29,164 Equity of investments 2,937 28 2,965 Equity valuation adjustments 850 (1) 849 Gain in investments - 24 24 Currency translation adjustments (4,058) - (4,058) Disposal for resources received from capital reserve of subsidiary (441) - (441) Dividends and interest on equity (12) (21) (33) Balances at September 30, 2025 28,018 452 28,470 Provision for loss in subsidiaries (i) Balances at December 31, 2024 - - Provision for losses 25 25 Equity valuation adjustments (1) (1) Currency translation adjustments 1 1 Balances at September 30, 2025 25 - 25 (i) Provision for loss in subsidiaries are registered in other long-term liabilities. (c) Results from equity-accounted investees Parent company Sep/25 Sep/24 Equity method 2,965 994 Provision for losses (25) (13) Equity method entered in non-current assets held for sale - 36 Other - (2) Total 2,940 1,015 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 25 (d) Impact on the consolidation of Braskem Idesa The Company presents the financial information of the subsidiary Braskem Idesa, which has non-controlling interest with material effects on the Company’s consolidated quarterly information: Braskem Idesa Consolidated (i) Statements of financial position Sep/25 Dec/24 Current assets 2,549 3,630 Non-current assets 19,914 19,605 Total assets 22,463 23,235 Current liabilities 2,691 2,966 Non-current liabilities 19,470 19,772 Total liabilities 22,161 22,738 Shareholders' equity 302 497 Total liabilities and shareholders' equity 22,463 23,235 Statement of profit or loss Sep/25 Sep/24 Net revenue 3,053 3,997 Loss for the period (1,204) (2,299) Statement of cash flows Net cash (used) generated from operating activities (174) 1,016 Net cash (used) in investing activities (890) (1,295) Net cash (used) generated in financing activities (263) 18 Exchange variation on cash and cash equivalents (51) (14) Decrease in cash and cash equivalents (1,378) (275) (i) Braskem Idesa with its subsidiaries Braskem Idesa Serviços and Terminal Química. Excludes the effects of consolidation at Braskem S.A. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 26 11 Property, plant and equipment Consolidated Lands Buildings and Improvements Machinery, Equipment and Facilities Projects and Stoppage in Progress Others Total Net book value 603 - 5,209 - 25,204 - 6,550 - 839 - 38,405 Cost 603 - 8,991 - 62,163 - 6,550 - 2,739 - 81,046 Accumulated depreciation - - (3,781) - (36,959) - - - (1,901) - (42,641) Balance as of December 31, 2023 603 - 5,209 - 25,204 - 6,550 - 839 - 38,405 Acquisitions - - 2 - 218 - 2,561 - 20 - 2,801 Foreign currency translation adjustment 16 - (79) - 400 - (29) - 6 - 314 Transfers by concluded projects - - 101 - 2,289 - (2,590) - 200 - - Disposals - - (5) - (57) - (7) - (5) - (74) Write-off due to the disposal of subsidiaries (14) - (79) - (101) - (40) - (121) - (355) Depreciation - - (156) - (2,612) - - - (147) - (2,915) Net book value 605 - 4,993 - 25,341 - 6,445 - 792 - 38,176 Cost 605 - 8,784 - 64,662 - 6,445 - 2,659 - 83,155 Accumulated depreciation - - (3,791) - (39,321) - - - (1,867) - (44,979) Balance as of September 30, 2024 605 - 4,993 - 25,341 - 6,445 - 792 - 38,176 - - - - - - - - - - - Net book value 631 - 5,362 - 26,297 - 7,286 - 841 - 40,417 Cost 631 - 9,410 - 67,287 - 7,286 - 2,800 - 87,414 Accumulated depreciation - - (4,048) - (40,990) - - - (1,959) - (46,997) Balance as of December 31, 2024 631 - 5,362 - 26,297 - 7,286 - 841 - 40,417 Acquisitions - - 2 - 199 - 2,406 - 2 - 2,609 Foreign currency translation adjustment (24) - (181) - (1,118) - (397) - (34) - (1,754) Transfers by concluded projects 11 - 31 - 1,769 - (2,092) - 281 - - Disposals and asset provisions (i) - - (6) - (397) - (98) - (14) - (515) Write-off due to the disposal of subsidiaries (ii) - - (24) - (49) - - - - - (73) Depreciation - - (158) - (2,481) - - - (184) - (2,823) Net book value 618 - 5,026 - 24,220 - 7,105 - 892 - 37,861 Cost 618 - 9,130 - 66,492 - 7,105 - 2,909 - 86,254 Accumulated depreciation - - (4,104) - (42,272) - - - (2,017) - (48,393) Balance as of September 30, 2025 618 - 5,026 - 24,220 - 7,105 - 892 - 37,861 Parent company Lands Buildings and Improvements Machinery, Equipment and Facilities Projects and Stoppage in Progress Others Total Net book value 344 - 614 - 10,670 - 4,264 - 538 - 16,430 Cost 344 - 2,034 - 38,660 - 4,264 - 1,904 - 47,206 Accumulated depreciation - - (1,420) - (27,990) - - - (1,366) - (30,776) Balance as of December 31, 2023 344 - 614 - 10,670 - 4,264 - 538 - 16,430 Acquisitions - - - - 139 - 1,223 - 1 - 1,363 Transfers by concluded projects - - 38 - 2,011 - (2,143) - 94 - - Disposals - - - - (57) - (7) - (7) - (71) Depreciation - - (33) - (1,705) - - - (96) - (1,834) Net book value 344 - 619 - 11,058 - 3,337 - 530 - 15,888 Cost 344 - 2,070 - 39,568 - 3,337 - 1,956 - 47,275 Accumulated depreciation - - (1,451) - (28,510) - - - (1,426) - (31,387) Balance as of September 30, 2024 344 - 619 - 11,058 - 3,337 - 530 - 15,888 - - - - - - - - - - - Net book value 344 - 652 - 10,721 - 3,627 - 538 - 15,882 Cost 344 - 2,115 - 39,601 - 3,627 - 1,999 - 47,686 Accumulated depreciation - - (1,463) - (28,880) - - - (1,461) - (31,804) Balance as of December 31, 2024 344 - 652 - 10,721 - 3,627 - 538 - 15,882 Acquisitions - - - - 141 - 1,479 - 1 - 1,621 Transfers by concluded projects 11 - 21 - 1,598 - (1,850) - 220 - - Disposals and asset provisions (i) - - (6) - (391) - (71) - (2) - (470) Depreciation - - (34) - (1,548) - - - (135) - (1,717) Net book value 355 - 633 - 10,521 - 3,185 - 622 - 15,316 Cost 355 - 2,130 - 40,591 - 3,185 - 2,201 - 48,462 Accumulated depreciation - - (1,497) - (30,070) - - - (1,579) - (33,146) Balance as of September 30, 2025 355 - 633 - 10,521 - 3,185 - 622 - 15,316 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 27 (i) This refers predominantly to the transformation process taking place in Alagoas (Note 1). (ii) Sale of Braskem Holanda’s ownership interest in B&TC and its wholly owned subsidiary, ER Plastics (see Note 2). Capitalized charges in the nine-month period ended September 30, 2025 were R$144 in the Consolidated and R$136 in the Parent Company (September 30, 2024: R$417 in Consolidated and R$170 in the Parent Company). On September 30, 2025, the acquisitions of property, plant and equipment on instalment payments totaled R$164 in the Consolidated and R$155 in the Parent Company (September 30, 2024: R$13 in the Consolidated and R$3 in the Parent Company). Based on Management's analysis, no indications were identified that the recoverable amount is lower than the carrying amount of its assets as of September 30, 2025. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 28 12 Intangible assets Consolidated Goodwill Brands and Patents Software licenses Customers and Suppliers Agreements Total Net book value 2,173 323 468 143 3,107 Cost 2,173 581 1,386 439 4,579 Accumulated amortization - (258) (918) (296) (1,472) Balance as of December 31, 2023 2,173 323 468 143 3,107 Acquisitions - - 163 - 163 Foreign currency translation adjustment 5 (4) 2 6 9 Disposals - - (2) - (2) Disposals due to sale of investments in subsidiaries - - (1) - (1) Amortization - (8) (60) (16) (84) Net book value 2,178 311 570 133 3,192 Cost 2,178 577 1,550 446 4,751 Accumulated amortization - (266) (980) (313) (1,559) Balance as of September 30, 2024 2,178 311 570 133 3,192 Net book value 2,182 416 660 129 3,387 Cost 2,182 697 1,709 448 5,036 Accumulated amortization - (281) (1,049) (319) (1,649) Balance as of December 31, 2024 2,182 416 660 129 3,387 Acquisitions - - 70 - 70 Foreign currency translation adjustment (6) (9) (10) (1) (26) Disposals due to sale of investments in subsidiaries (35) (71) (3) - (109) Disposals (i) (192) (192) Amortization - (10) (72) (13) (95) Net book value 1,949 326 645 115 3,035 Cost 1,949 609 1,740 447 4,745 Accumulated amortization - (283) (1,095) (332) (1,710) Balance as of September 30, 2025 1,949 326 645 115 3,035 Parent company Goodwill Brands and Patents Software licenses Customers and Suppliers Agreements Total Net book value 2,059 58 363 96 2,576 Cost 2,059 251 1,020 391 3,721 Accumulated amortization - (193) (657) (295) (1,145) Balance as of December 31, 2023 2,059 58 363 96 2,576 Acquisitions - - 21 - 21 Amortization - (3) (37) (13) (53) Net book value 2,059 55 347 83 2,544 Cost 2,059 251 1,041 391 3,742 Accumulated amortization - (196) (694) (308) (1,198) Balance as of September 30, 2024 2,059 55 347 83 2,544 Net book value 2,059 53 377 78 2,567 Cost 2,059 251 1,084 391 3,785 Accumulated amortization - (198) (707) (313) (1,218) Balance as of December 31, 2024 2,059 53 377 78 2,567 Acquisitions 0.00% 0.00% 64 0.00% 64 Disposals (i) (192) (192) Amortization - (3) (50) (12) (65) Net book value 1,867 50 391 66 2,374 Cost 1,867 251 1,148 391 3,657 Accumulated amortization - (201) (757) (325) (1,283) Balance as of September 30, 2025 1,867 50 391 66 2,374 (i) Given that part of the goodwill recorded at Cash Generating Unit (CGU) Nordeste is directly related to the acquisition of the chlor-alkali plant in Alagoas—which underwent a transformation process involving the mothballing of a substantial portion of its assets and changes to its operations, as described in Note 1—the Company fully wrote off the goodwill, as it considers such goodwill was associated with the benefits originally expected from these assets and, with the mothballing of assets, such goodwill no longer integrates CGU Nordeste. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 29 13 Leases (a) Right-of-use assets Consolidated Balance as of Foreign currency Balance as of 12/31/2024 Additions Depreciation Disposal Remensuration (i) translation adjustment 9/30/2025 Rail cars 864 2 (141) (5) - (90) 630 Machinery and equipment 1,262 6 (187) (22) (1) (3) 1,055 Vessels 809 942 (193) (4) - (112) 1,442 Buildings and constructions 602 3 (78) (6) - (48) 473 Vehicles 140 26 (51) (16) - - 99 Computer equipment and goods 42 - (5) - - - 37 Total 3,719 979 (655) (53) (1) (253) 3,736 Consolidated Balance as of Foreign currency Balance as of 12/31/2023 Additions Depreciation Disposal Remensuration (i) translation adjustment 9/30/2024 Rail cars 821 - (129) (69) 5 58 686 Machinery and equipment 1,592 27 (360) (1) 12 3 1,273 Vessels 911 (224) - 2 61 750 Buildings and constructions 306 241 (67) - (3) 11 488 Vehicles 186 - (51) - 18 - 153 Computer equipment and goods 4 - (1) - (1) - 2 Total 3,820 268 (832) (70) 33 133 3,352 Parent company Balance as of Balance as of 12/31/2024 Additions Depreciation Disposal Remensuration (i) 9/30/2025 Machinery and equipment 1,206 - (163) (22) (1) 1,020 Vessels 364 15 (108) - - 271 Buildings and constructions 229 - (53) - 1 177 Vehicles 134 26 (49) (16) - 95 Computer equipment and goods 44 - (5) - - 39 Total 1,977 41 (378) (38) - 1,602 Parent company Balance as of Balance as of 12/31/2023 Additions Depreciation Disposal Remensuration (i) 9/30/2024 Machinery and equipment 1,472 27 (288) (1) 9 1,219 Vessels 362 - (100) (5) 257 Buildings and constructions 155 48 (48) 8 163 Vehicles 181 - (49) 18 150 Computer equipment and goods 5 - (1) (2) 2 Total 2,175 75 (486) (1) 28 1,791 (i) Remeasurement of balances due to changes in contract payment flows. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 30 (b) Lease liability Consolidated Parent company Sep/25 Sep/24 Sep/25 Sep/24 Balance at the beginning of the period 4,306 3,933 2,414 2,329 New contracts (i) 979 268 41 75 Disposals (56) (37) (48) (7) Remeasurement (ii) (1) 33 - 28 Interests and monetary and exchange variations, net (18) 381 (54) 246 Currency translation adjustments (288) 148 - - Payments (677) (744) (386) (466) Interest paid (219) (183) (122) (135) Balance at the end of the period (iii) 4,026 3,799 1,845 2,070 Current liability 876 888 484 477 Non-current liability 3,150 2,911 1,361 1,593 Total 4,026 3,799 1,845 2,070 (i) Refers mainly to the additions of the new vessels, Brilliant Future and Brave Future, which entered service in January and July 2025, respectively. (ii) Remeasurement of balances due to changes in contract payment flows. (iii) On September 30, 2025 the lease liability from Braskem Idesa is equal to R$239 (September 30, 2024: R$62). The net effect of the additions, write-offs and remeasurements that did not impact cash during the period ended September 30, 2025, was R$848 in the Consolidated (R$140 as of September 30, 2024) and R$14 in the Parent Company (R$53 as of September 30, 2024). (c) Uninitiated lease agreements The Company has committed to lease agreements not yet effective as of September 30, 2024. The present value of the commitments corresponds to R$970. Those commitments are agreements related to the construction of four ships to transport raw materials and finished products, which are expected to be delivered between the second quarter of 2026 and the first quarter of 2027. The cash flows related to the uninitiated agreements are shown below: Consolidated Discounted Not discounted Sep/25 Sep/25 2026 20 - 22 2027 98 - 111 2028 117 - 141 2029 106 - 136 2030+ 629 1,159 Total 970 1,569 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 31 14 Trade payables Note Consolidated Parent company Sep/25 Dec/24 Sep/25 Dec/24 Domestic market Third parties 1,644 1,645 1,488 1,945 Third parties (forfait) (i) 119 688 119 581 Total Third parties 1,763 2,333 1,607 2,526 - - - - Related parties 187 226 302 256 Related parties (forfait) (i) - 1,073 - 1,073 Total Related parties 8 187 1,299 302 1,329 - - - - Foreign market (ii) - - - - Third parties 11,944 13,331 166 312 Related parties 8 - - 11,919 12,747 13,894 16,963 13,994 16,914 Current liabilities 13,872 16,883 13,972 16,834 Non-current liabilities (iii) 22 80 22 80 Total 13,894 16,963 13,994 16,914 (i) The Company has payment agreements with financial institutions that allow certain suppliers to opt for granting their receivables from the Company upon acceptance of financial institutions by acquiring or not the related receivables, without the Company’s interference. The grant operation does not imply any change in the instruments issued by suppliers, with the same original conditions of the amount and the payment terms maintained. The balances classified as forfaiting represent amounts prepaid to the Company's suppliers, which, during the quarter, were impacted by a reduction in the available limits of the payment agreements with financial institutions (see Note 1). The maturity of trade payables included in the forfaiting program is equivalent to the maturity of trade payables of Braskem's other suppliers in Brazil, with a maturity period ranging between 30 and 180 days. (ii) Includes R$8.8 billion (2024: R$9.2 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions with the suppliers as beneficiaries. (iii) In the statement of financial position, the balance of non-current liabilities is presented under Other liabilities. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 32 15 Borrowings and debentures (a) Borrowings Consolidated Annual stated interest rate (%) Maturity Sep/25 Dec/24 Foreign currency Bonds Note 15 (c) 37,330 43,921 Loans indexed to SOFR (i) 1.67 oct/2025 to feb/2031 3,480 5,261 Other 5.52 sep/2025 - 384 Transactions costs (403) (514) 40,407 49,052 Local currency Debentures Note 15 (d) 3,221 3,075 Loans indexed to IPCA 6.04 oct/2025 to jan/2031 254 291 Loans indexed to CDI 3.41 dec/2025 to may/2027 850 827 Other 6.50 oct/2025 to may/2026 5 8 Transactions costs (17) (21) 4,313 4,180 Foreign currency and local currency Current liabilities 1,803 2,278 Non-current liabilities 42,917 50,954 Total 44,720 53,232 (i) Debts indexed to the Security Overnight Financing Rate ("SOFR") include: (a) R$1,709 from credit facility contracted by the subsidiaries Braskem Netherlands Finance and Braskem Netherlands, with insurances from SACE and NEXI, Italian and Japanese export credit agencies, respectively, and with a guarantee from Braskem; (b) R$456 from Credit facility contracted by Braskem America, with an insurance from Euler Hermes,German export credit agency, without guarantee from Braskem; and (c) R$31 from a Sale & Leaseback transaction involving industrial equipment held by Braskem S.A (ownership remains with the respective lessors). In April 2025, the Company made advanced payment of two prepayment agreements in the amount of R$606. Except for certain reserve accounts as disclosed in note 5 (ii), Braskem's borrowings and debentures above consist of unsecured obligations. (b) Payment schedule The maturity profile of the long-term borrowings is as follows: Consolidated Sep/25 Dec/24 2026 709 2,082 2027 1,576 2,098 2028 7,346 8,495 2029 2,176 2,139 2030 8,246 9,565 2031 4,739 5,490 2032 99 100 2033 5,309 6,184 2034 4,513 5,256 2036 and thereafter 8,204 9,545 Total 42,917 50,954 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 33 (c) Bonds Interest Consolidated Issuance date Maturity (% per year) Sep/25 Dec/24 Jul-2011 and jul-2012 Jul-2041 7.125 3,050 3,614 Oct-2017 Jan-2028 4.500 6,300 7,417 Nov-2019 Jan-2030 4.500 8,000 9,418 Nov-2019 Jan-2050 5.875 4,028 4,758 Jul-2020 (i) Jan-2081 8.500 1,290 1,526 Feb-2023 Feb-2033 7.250 5,370 6,364 Sep-2023 Jan-2031 8.500 4,604 5,472 Oct-2024 Oct-2034 8.000 4,688 5,352 Total 37,330 43,921 (i) The bond can be repaid by the Company at par value, for 90-day periods prior to any redefinition of interest rates, with the first redefinition in January 2026 and the other redefinitions every 5 years subsequently. Braskem has fully, unconditionally and irrevocably guaranteed the bonds. Except for the bond issued in 2020, the guarantees are senior unsecured obligations, ranking equal in right of payment with all of its other existing and future senior unsecured debt. As for the issuance carried out in 2020, in case of default, the guarantee comprises obligation subordinated to all Braskem’s current or future senior debts. (d) Debentures Annual Consolidated Issuance date Issuer Series Maturity financial charges (%) Sep/25 Dec/24 jan-2022 (i) Braskem 1ª dec-2028 IPCA + 5.54 709 676 jan-2022 (i) Braskem 2ª dec-2031 IPCA + 5.57 170 162 may-2022 (ii) Braskem 1ª may-2029 CDI + 1.75 805 768 may-2022 (ii) Braskem 2ª may-2032 CDI + 2.00 260 248 nov-2022 (ii) Braskem 1ª nov-2029 CDI + 1.70 1,175 1,123 nov-2022 (ii) Braskem 2ª nov-2032 CDI + 1.95 102 98 3,221 3,075 (i) Unsecured debentures issued by Braskem, used as guarantee for the issue of Agribusiness Receivables Certificate ("CRA") by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. (ii) Unsecured debentures. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 34 16 Braskem Idesa borrowings Consolidated Identification Maturity Currency and annual stated interest rate (%) Sep/25 Dec/24 Bonds Bond I (i) nov-2029 Us dollar exchange variation + 7.45 4,932 5,497 Bond II (ii) feb-2032 Us dollar exchange variation + 6.99 6,447 7,446 11,379 12,943 Others Oct-2026 Us dollar exchange variation + quarterly Term SOFR + 4.25 - 647 (iii) Apr-2029 Us dollar exchange variation + quarterly Term SOFR + 8.25 517 - (iv) Oct-2028 Us dollar exchange variation + quarterly Term SOFR + 3.25 1,943 1,936 2,460 2,583 Transactions costs (332) (392) Total 13,507 15,134 Current liabilities 259 857 Non-current liabilities 13,248 14,277 Total 13,507 15,134 (i) Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond. (ii) Sustainability-linked bonds. The bonds due in 10 years have an interest rate of 6.99% p.a., which may be increased by up to 0.37% p.a. if certain conditions are not met, which include the reduction of greenhouse gas (GHG) emissions by 15% in absolute terms by 2028, considering a baseline of 2017. Braskem Idesa pledged as collateral property, plant and equipment in the same amount as the bond. (iii) On April 23, 2025, Braskem Idesa entered into a new agreement in the amount of R$545 (US$95), maturing in April 2029, with quarterly interest payments. The proceeds from this new financing were used for the early settlement of financing, which would originally mature in October 2026. (iv) Terminal Química took financing for the construction of the ethane import terminal in Mexico, in which Braskem committed to provide capital support to cover 50% of the obligations of contingent capital contribution within the financing of the Terminal Química, with the other 50% provided by the other shareholder. The amount of the borrowings with maturities in the long term are as follows: Consolidated Sep/25 Dec/24 2026 10 37 2027 11 11 2028 1,615 1,610 2029 5,250 5,392 2032 6,362 7,227 Total 13,248 14,277 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 35 17 Reconciliation of financial activities in the statement of cash flow Consolidated Loan from non-controlling Borrowings Braskem Idesa shareholders and debentures financing of Braskem Idesa Lease Dividends Balances at December 31, 2024 53,232 15,134 1,050 4,306 2 Issued 67 790 - - - Payments (1,488) (632) - (677) - Cash (used) generated in financing activities (1,421) 158 - (677) - Other changes Interest paid (2,817) (741) - (219) - Interest and monetary and exchange variations, net 1,855 (399) (44) (18) - VAT on loan - - - - - New contracts - - - 979 - Remensuration - - - (1) - Disposal - - - (56) - Currency translation adjustments (6,111) (645) (22) (288) - Write-off due to sale of investment in subsidiary (64) - - - - Prescribed dividends (2) Assumption of debt of subsidiary net of write-off due to sale 46 (7,091) (1,785) (66) 397 (2) Balances at September 30, 2025 44,720 13,507 984 4,026 - Current 1,803 259 - 876 - Non current 42,917 13,248 984 3,150 - Total 44,720 13,507 984 4,026 - Parent company Loan from non-controlling Borrowings shareholders and debentures of Braskem Idesa Lease Dividends Balances at December 31, 2024 9,203 51,034 2,414 2 Issued - 4,183 - - Payments (966) (4,772) (386) - Cash used in financing activities (966) (589) (386) - Other changes Interest paid (482) - (122) - Interest and monetary and exchange variations, net 47 (4,128) (54) - VJ Mutuals adjustments - 99 - - New contracts - - 41 - Disposal - - (48) - Prescribed dividends (2) (435) (4,029) (183) (2) Balances at September 30, 2025 7,802 46,416 1,845 - Current 815 616 484 - Non current 6,987 45,800 1,361 - Total 7,802 46,416 1,845 - Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 36 18 Financial instruments and risk management 18.1 Financial risk management Overview The Company approved, together with its Board of Directors, the financial policy that establishes concepts, criteria and power limits for decisions involving: • Cash flow and liquidity risk management; • Counterparty risk management; and • Foreign exchange, index and interest rate, and commodity risk management. The main objectives of the Company's financial policy are to ensure: - Proactive and continuous risk management through anticipation and, when necessary, protection against unfavorable scenarios, in order to protect the Company's results and assets; - The continuous alignment of the objectives of the teams involved in risk management with the Company's overall objectives; - The continuous preservation of the Company's financial health; - The protection of the Company's results and assets against the non-performance of financial obligations assumed by counterparties; - The efficiency and effectiveness in safeguarding against market risk exposures, currency exposures, and commodity exposures, through the use of financial instruments or by recognizing the presence of natural hedges and the correlations between the prices of different assets and markets, as well as in maintaining the balance between active and passive exposures; In order to comply with the objectives of the financial policy, management conducts risk management as a continuous process, considering the exposed areas of the business, involving the identification, measurement, follow-up, monitoring, and, if necessary, the definition of limits and appropriate mitigation instruments under the circumstances. In line with risk management policies, every derivative operation must be linked to an effective exposure, without a speculative character. 18.2 Classification of financial instruments Transactions in financial instruments are recognized on the date the Company becomes a party to the contractual provisions of the instrument and end when they expire, are settled, received, or their risks and benefits are substantially transferred. Financial assets are initially recognized at fair value, which corresponds to the transaction price, and are subsequently measured based on the management model of these assets by the management. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 37 Consolidated Note Sep/25 Dec/24 Assets Amortized cost Cash and cash equivalents 4 3,529 5,971 Trade accounts receivable 6 3,032 3,516 Other assets 581 474 Fair value through profit or loss Derivatives 18.4 16 34 Cash equivalents 4 3,134 9,015 Financial investments 5 780 1,832 Energy future agreements 18.4 432 89 Fair value through other comprehensive income Trade accounts receivable 6 82 46 Fair value of hedge accounting instruments Derivatives 18.4 92 49 Liabilities Amortized cost Trade payables 14 13,894 16,963 Borrowings and debentures 15 45,140 53,767 Braskem Idesa borrowings 16 13,839 15,526 Loan from non-controlling shareholders of 8 (a) 984 1,050 Braskem Idesa Leniency agreement 21 (a) 654 636 Other liabilities 1,953 1,673 Fair value through profit or loss Derivatives 18.4 22 49 Energy future agreements 18.4 435 108 Fair value of hedge accounting instruments Derivatives 18.4 44 156 Except for financing and debentures whose fair values are disclosed in the note below, the carrying amount of the other financial instruments represents a reasonable approximation of their fair value. 18.3 Fair value hierarchy The Company classifies part of its financial instruments as carried at fair value and, depending on the inputs used in their measurement, such instruments can be classified into 3 levels of hierarchy. Level 1 indicates a value based on quoted prices for identical assets and liabilities, without any adjustments. Level 2 involves inputs from pricing models or the use of available prices for similar assets and liabilities. Level 3 involves pricing through a model based on data not available in the market. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 38 The fair value of the financial instruments measured at the end of the year is shown below: Consolidated Level 1 Level 2 Fair value total Carrying amount Assets Cash equivalents - 3,134 3,134 3,134 Financial investments - 780 780 780 Trade accounts receivable - 82 82 82 Derivatives - 108 108 108 Energy future agreements - 432 432 432 Liabilities Derivatives - 66 66 66 Energy future agreements - 435 435 435 Financing Foreign currency - Bonds 14,400 - 14,400 37,330 Foreign currency - Others - 2,381 2,381 3,480 Local currency - 1,051 1,051 1,109 Debentures 892 552 1,444 3,221 Braskem Idesa financing Bond 6,891 - 6,891 11,379 Others - 1,414 1,414 2,460 Counterparty risk - Financial institutions In defining counterparties for active financial operations, including derivatives, the criteria for classifying the counterparty's credit risk by a specialized agency should be observed. This involves using the local long-term rating for Brazilian institutions and the global rating for international institutions, as well as considering the concentration of exposure to the counterparty. The Company accepts as counterparties financial institutions and issuers of securities that meet the minimum rating below: Rating agency Local minimum rating Global minimum rating Fitch Ratings A+ BBB- Standard & Poor's A+ BBB- Other agencies that have an equivalent reputation may be considered in the risk management process. In addition to the minimum rating, the Company also considers, as main criteria, the exposure by institution concentration, exposure relative to the counterparty's equity, and exposure by category of rating and Credit Default Swap ("CDS") of counterparties. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 39 The exposure classified by credit risk rating of the cash and cash equivalents and financial investments is presented below: Sep/25 Dec/24 Domestic market Foreign market Total Domestic market Foreign market Total Financial assets with risk classification AAA 1,668 2,191 3,859 4,656 7,482 12,138 AA+ 545 - 545 153 - 153 AA 72 54 126 190 - 190 AA- 22 - 22 125 - 125 A+ 5 1,995 2,000 - 2,849 2,849 A 247 231 478 232 678 910 A- - 161 161 7 233 240 BBB - 2 2 - 1 1 2,560 4,634 7,194 5,363 11,243 16,606 Financial assets without risk classification Other financial assets with no risk (i) 250 - 250 212 - 212 assessment 250 - 250 212 - 212 Total 2,809 4,634 7,443 5,575 11,243 16,818 (i) Investments approved by the Management, in accordance with the Financial Policy. Counterparty risk - Trade accounts receivable As part of its financial risk management, the Company has a specific policy for managing the credit risk of clients, which sets operational parameters and responsibilities for the management of receivables and is enforced by a specialized credit and collection team, which is in charge of the main activities of credit risk management. The Company also has a credit committee responsible for monitoring and supporting the management in the application of internal policies. Considering the expected credit losses, the percentage of trade accounts receivable by risk ratings, representing the Company’s total exposure, was as follows: (%) Sep/25 Dec/24 Minimal risk 66.82 70.27 Low risk 24.39 16,60 Medium risk 7.66 8.49 High risk 0.96 4.51 Very high risk (i) 0.17 0.14 (i) Clients in this group that are still actively purchasing from the Company and paying in advance. For the export market, approximately 86% of the portfolio has guarantees, consisting primarily of credit insurance. For the domestic market, approximately 28% of the portfolio has guarantees, mainly suretyships by the partners of counterparties, complemented by credit insurance. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 40 18.4 Market risk The Company, in the normal course of its operations, is exposed to a variety of market risks, mainly related to fluctuations in exchange rates, interest rates and commodity prices, which may affect its current and future cash flows. To mitigate these risks, the Company follows procedures set forth in its financial risk management policy, which aims to identify and monitor exposures, implement actions to protect the organization's results against market volatility, and conduct an organized risk management process. As of September 30, 2025, the Company has contracted the following derivative financial instruments, which are used in managing market risk protection: Instrument Market risk Exposure Protection Notional Dec/24 Change in fair value Financial settlement Sep/25 Non-hedge accounting transactions Future contract Commodities price Gasoline Naphtha - (9) (12) 22 1 Swap - Terminal Química Interest rate SOFR variable SOFR fixed (44) 4 (1) 2 5 Energy future agreements Energy price Energy - (66) 19 (16) - 3 15 (29) 24 9 Hedge accounting transactions Swap - Terminal Química Interest rate SOFR variable SOFR fixed (5) 20 24 - 44 Put and call options Foreign exchange R$ US$ 3,599 132 (165) (1) (34) Swap CRA US$ and fixed rate R$ US$ and fixed rate 742 (49) (18) 9 (58) Swap CDI dollar US$ and fixed rate R$ US$ and fixed rate - 24 (10) (14) - 127 (169) (6) (48) Asset Current asset 73 259 Non-current asset 99 281 Total 172 - 540 Liabilities Current liabilities 212 217 Non-current liabilities 101 284 Total 313 - 501 Balance - assets - liabilities 141 (39) 18.5 Sensitivity analysis Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below: Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 41 Selection of risks On September 30, 2025, the main risks that can affect the value of Company’s financial instruments are: • IPCA inflation rate; • Selic and CDI interest rates; • SOFR interest rate; • US$/R$ exchange rate; • MXN/R$ exchange rate; and • Euro/R$ exchange rate. For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it. (a) Selection of scenarios The Focus Market Readout published by the Central Bank of Brazil (“BACEN”) was used to create the probable scenario for the US$-R$/Euro-R$ exchange rate, the Selic/CDI interest rate and the IPCA interest rate as at September 30, 2025. The probable scenario for the Mexican Peso is constructed based on the interpolation of forward exchange rate curves for US$-MXN, using market data. This curve is then converted using the US$-R$ forward curve as a reference. According to the Market Readout, US$1 will remain at approximately R$ 5.48, while the Selic rate should reach 15% p.a. at the end of the year 2025. The Selic rate is used as benchmark for sensitivity analysis of the CDI rate. According to the forward market curves, the Euro is expected to stay around R$ 7.07, and the Mexican Peso is expected to remain near R$ 0.36. Since the Market Readout report does not include consensus forecasts for the SOFR interest rates, the projection of the U.S. Federal Reserve for the Federal Funds Rate was used, which was published in September 2025, in comparison with the current level of the Federal Funds rate on September 30, 2025. For each variable analyzed in the sensitivity analysis, the Company has considered estimating annualized variations corresponding to 1 and 3 standard deviations of monthly averages of the last five years. They are equivalent to approximately 15.866% and a 0.135% probability of occurrence for the reasonably possible and possible scenarios, respectively. Then, these changes are applied to the current market levels of each variable. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 42 Gain (losses) Exposure value Probable Reasonably possible Possible Instrument / Sensitivity as of Sep/25 (USD x BRL 5,48) (USD x BRL 5,96) (USD x BRL 7,23) Brazilian real / U.S dollar exchange rate Cash, cash equivalents and financial investments 4,587 139 550 1,650 Borrowings 54,649 (1,658) (6,552) (19,656) Trade payables 11,799 (358) (1,415) (4,244) Derivatives 512 85 (105) (3,096) Loan from non-controlling shareholders 984 (30) (118) (354) of Braskem Idesa Trade accounts receivables 1,099 33 132 395 (EUR x BRL 7,07) (EUR x BRL 6,96) (EUR x BRL 8,41) Brazilian real / euro exchange rate Cash, cash equivalents and financial investments 165 22 19 57 Trade accounts receivables 19 2 2 6 Trade payables 12 2 1 4 (MXN x BRL 0,36) (MXN x BRL 0,29) (MXN x BRL 0,35) Brazilian real / Mexican peso exchange rate Cash, cash equivalents and financial investments 48 17 5 16 Trade accounts receivables 102 37 11 34 Trade payables 133 (48) (15) (45) 15% 18,57% 25,7% CDI interest rate Cash, cash equivalents and financial investments 2,534 - 78 235 Borrowings indexed to CDI 3,192 - (337) (1,083) Leniency agreement 654 - (37) (115) 4,81% 7,35% 11,71% IPCA interest rate Borrowings indexed to IPCA 1,133 - (50) (139) Derivatives 807 115 51 162 3,74% 9,26% 19,84% SOFR interest rate Borrowings indexed to SOFR 5,940 35 (766) (2,298) Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 43 18.6 Cash flow hedge The Company designates certain derivative financial instruments and financial liabilities of debts in US dollars as hedging instruments to protect against cash flow variability. Cash flow hedges are intended to protect against exposure to cash flow variability that is attributable to foreign exchange risk associated with highly probable future sales. Derivatives designated for hedge accounting – Braskem S.A. (i) US$ call and put options On September 30, 2025, the Company holds a total notional amount of put options of US$ 0.7 billion (R$ 3.6 billion), with an average strike price of 5.15 R$/US$ and notional amount of call options of US$ 0.47 billion (R$ 3.6 billion), with an average strike price of 7.63 R$/US$. The operations have a maximum term of 18 months. As the object of hedge, future sales in Brazilian real pegged to U.S. dollar were designated, with the months of recognition always coinciding with those of the options. The future elements of forward exchange contracts are excluded from the designation of hedge instrument and are separately recorded as hedging cost, recognized in the OCI. (ii) US$ CDI Swap Agreements In 2018, the Company contracted foreign exchange derivatives operations ("swaps") totaling R$1.27 billion, with annual maturities from January 2019 to January 2025, replacing the CDI-linked maturity variations with those linked to the US dollar. These operations were designated to cash flow hedge, where the hedging instruments are foreign exchange derivatives, and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in R$/US$ price. The operations were settled in 2025. (iii) US$ Swap Agreements - CRA In 2022, the Company entered into swap agreements with semiannual maturities over the next 10 years, starting in March 2022, replacing the variation of the IPCA with the variation of the US dollar. These operations were designated for cash flow hedge accounting, in which hedge instruments are foreign exchange derivatives and the hedge objects are highly probable future revenue subject to the R$/US$ exchange rate. Accordingly, the mark-to-market adjustment in the effective hedge portion is recorded in equity in OCI and is recognized in financial results upon the realization of each of the hedge objects. (iii) Swap SOFR Terminal Química To mitigate the risk associated with the terminal project, Terminal Química entered into an interest rate swap to reduce the volatility of highly probable future cash flows indexed to SOFR, related to financial liabilities under negotiation since November 2023. The notional amount of the hedge corresponds to 75% of the expected principal of the debt on each interest payment date, under a cash flow hedge structure that covers only the interest payments linked to the variable SOFR component. The economic relationship between the hedging instrument and the hedged item is established based on reference rates, durations, reset dates, maturities, and notional or principal amounts. The main sources of ineffectiveness in these hedge relationships are: Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 44 • the impact of the counterparty’s and the Company’s own credit risk on the fair value of the swaps, which is not reflected in the changes in the fair value of the hedged cash flows; and • mismatches in repricing dates between the swaps and the underlying borrowings. The active leg of the swap is tied to the 3-month SOFR rate, while the passive leg is fixed at 4.308% per annum. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 45 (iv) Future exports in US$ - Braskem S.A. Below is the breakdown of the instruments designated for hedge accounting at Braskem S.A., with the details of each operation and the balance for the year: Hedge instruments – US$ Designation year Hedge instrument Notional Maturity Protection exchange rate in R$ Balance at Dec/24 Designated hedge instrument Hedging instruments carried out Balance at Sep/25 2017 Financial liabilities in US$ 1,250 2028 3.169 1,250 - - 1,250 2019 Financial liabilities in US$ 2,200 2025 / 2030 / 2031 / 2032 3.922 1,800 - - 1,800 2020 Financial liabilities in US$ 600 2032 4.021 400 - - 400 2021 Financial liabilities in US$ 400 2025 5.583 400 - (200) 200 2022 Financial liabilities in US$ 500 2029 5.179 500 - - 500 2023 Financial liabilities in US$ 400 2033 5.008 400 - - 400 2024 Financial liabilities in US$ 400 2033 5.778 400 - - 400 2025 Financial liabilities in US$ 3,650 2029 to 2035 5.661 - 3,650 - 3,650 Total 5,150 3,650 8,600 Hedge instruments – R$ Designation year Hedge instrument Notional Maturity Protection exchange rate in R$ Balance at Dec/24 Designated hedge instrument Hedging instruments carried out Exchange variations Balance at Sep/25 2017 Financial liabilities in US$ 6,821 2028 3.169 7,740 - - (1,092) 6,648 2019 Financial liabilities in US$ 12,006 2025 / 2030 / 2031 / 2032 3.922 11,146 - - (1,573) 9,573 2020 Financial liabilities in US$ 3,274 2032 4.021 2,477 - - (349) 2,127 2021 Financial liabilities in US$ 2,183 2025 5.583 2,477 - (1,117) (297) 1,064 2022 Financial liabilities in US$ 2,729 2029 5.179 3,096 - - (437) 2,659 2023 Financial liabilities in US$ 2,183 2033 5.008 2,477 - - (349) 2,127 2024 Financial liabilities in US$ 2,183 2033 5.778 2,477 - - (349) 2,127 2025 Financial liabilities in US$ 4,639 2029 a 2035 5.661 - 20,092 - (679) 19,413 Total 31,890 20,092 (1,117) (5,125) 45,740 (i) In July 2025, with the aim of optimizing the protection against foreign exchange exposure, the Company made new hedge designations in accordance with its Risk Management Policy. For these designations, highly probable exports have been identified, projected for the period from 2029 to 2035. These items are protected by borrowings and financing (hedging instruments). All financing is recognized as non-derivative financial liabilities, measured at amortized cost, and translated into the functional currency at each reporting date. The designations are based on effective economic relationships, as demonstrated by quantitative and qualitative effectiveness assessments carried out by the Company. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 46 The balances included in the hedge reserves and their changes during the year are presented below: Other comprehensive income in the year Designation year Balance at Dec/24 Exchange variation in the year Hedge reserve carried out Balance at Sep/25 2017 (3,779) 1,092 - (2,687) 2019 (4,758) 1,573 782 (2,403) 2020 (1,108) 349 - (759) 2021 (244) 175 122 53 2022 (507) 437 - (70) 2023 (474) 349 - (125) 2024 (166) 349 - 183 2025 - 679 - 679 Total (11,036) 5,003 904 (5,129) Income taxes 3,752 (1,701) (307) 1,744 Hedge reserve net of income tax (7,284) 3,302 597 (3,385) Hedge reserve for designated instruments (6,616) (3,227) Hedge reserve for discontinued instruments (668) (158) The realizations of the hedge reserve are recognized in the financial result for the fiscal year. (v) Future exports in US$ - Braskem Idesa Below is the breakdown of the instruments designated for hedge accounting at Braskem Idesa, with the details of each operation and the balance for the year: Hedge instrument – US$ Designation year Hedge instrument Notional Maturity Protection exchange rate in MXN Balance at Dec/24 Designated hedge instrument Hedge instruments carried out Hedge instruments discontinued Balance at Sep/25 2019 Financial liabilities in US$ 900 2026 a 2029 19.611 900 - - - 900 2021 Financial liabilities in US$ 1,350 2023 a 2031 20.359 1,305 - (17) - 1,288 2025 Financial liabilities in US$ 1,857 2029 19.548 - 95 - (88) 7 Total 2,205 95 (17) (88) 2,195 Hedge instrument – R$ Designation year Hedge instrument Notional Maturity Protection exchange rate in MXN Balance at Dec/24 Designated hedge instrument Hedge instruments carried out Hedge instruments discontinued Exchange variations Balance at Sep/25 2019 Financial liabilities in US$ 5,573 2026 a 2029 19.61 5,573 - - - (786) 4,787 2021 Financial liabilities in US$ 8,360 2023 a 2031 20.36 8,081 - - - (1,232) 6,849 2025 Financial liabilities in US$ 1,857 2029 19.55 - 518 - (479) (1) 38 Total 13,654 518 - (479) (2,019) 11,674 The balances included in the hedge reserves and their changes during the year are presented below: Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 47 Other comprehensive income in the year Designation year Balance at Dec/2024 Exchange variation in the year Hedge reserve carried out Balance at Sep/25 2019, 2021, 2025 (492) 1,191 497 1,196 Income tax 147 (357) (149) (359) Hedge reserve net of income tax (345) 834 348 837 The realizations of the hedge reserve are recognized in the financial result for the period. 19 Taxes payable Consolidated Parent company Sep/25 Dec/24 Sep/25 Dec/24 Parent company and Brazilian subsidiaries IPI 75 78 75 78 ICMS 388 494 388 490 PIS and COFINS 5 24 5 24 Other 36 3 36 3 - - - - Foreign subsidiaries - - - - Value-added tax 108 122 - - Tax on financial income 155 168 - - Total 767 889 504 595 Current liabilities 550 625 444 501 Non-current liabilities 217 264 60 94 Total 767 889 504 595 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 48 20 Income tax (a) Amounts recognized in profit and loss Consolidated Parent company Note Sep/25 Sep/24 Sep/25 Sep/24 (Loss) income before IR and CSL (2,305) (9,404) 124 (8,169) IR and CSL at the rate of 34% 784 3,197 (42) 2,777 - - - - Permanent adjustments to the IR and CSL calculation basis - - - - IR and CSL on equity in results of investees (3) (11) 1,000 341 Thin capitalization (979) (779) (979) (779) Tax effects on gain on the sale of subsidiary Cetrel - 152 - 152 Tax benefits (i) 1,805 - Deferred tax asset accrued in previous years (ii) 268 264 Difference of rate applicable to each country 118 763 - - International Tax Reform - Pillar II 20(e) 204 (180) - Other permanent adjustments 176 97 38 5 Effect of IR and CSL on results of operations 2,373 3,239 281 2,496 Current IR and CSL expense (65) (214) (71) (3) Current IR - Pillar II 20(e) 204 (180) Deferred IR and CSL expense 2,234 3,633 352 2,499 Total 2,373 3,239 281 2,496 Effective rate 103.0% 34.4% -226.8% 30.6% (i) The amount refers to tax credits of Braskem Netherlands that had not been previously recognized due to the lack of expectation of recovery. As of September 30, 2025, their realization became probable based on new supporting evidence. (ii) Amount refers to the recognition of tax credits for the years 2022 and 2023 by Braskem S.A., resulting from the change in taxation on dividends received from a subsidiary in the Netherlands in the period from 2021 to 2023. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 49 (b) Deferred income tax and social contribution Consolidated Parent company Asset Sep/25 Dec/24 Sep/25 Dec/24 Tax losses (IR) and negative base (CSL) 9,450 7,419 5,973 4,077 Exchange variations 3,166 6,618 3,166 6,618 Temporary adjustments 4,160 4,890 3,053 3,607 Lease 2,449 1,720 1,292 1,107 Tax credits (i) 2,517 804 1,132 804 Other 103 125 102 102 21,845 21,576 14,718 16,315 Liability Amortization of goodwill 650 716 650 716 Tax depreciation 4,600 4,681 1,452 1,366 PIS/COFINS credit - exclusion of ICMS from the calculation basis 190 190 190 189 Temporary adjustments 210 1,038 - - Right of use of assets 2,297 1,546 1,149 958 Present value adjustment and amortized cost 1,466 652 600 649 Amortization of fair value adjustments on the assets from the acquisition of Braskem Qpar 143 162 143 163 Other 63 16 5 6 9,619 9,001 4,189 4,047 (i) Increase resulting mainly from the recognition of tax credits, as demonstrated in the effective tax rate Reconciliation (note 20(a)). (c) Offset for the purpose of presentation in the consolidated statement of financial position Sep/25 Dec/24 Deferred tax assets Deferred tax liabilities Balance Deferred tax assets Deferred tax liabilities Balance Braskem 14,718 (4,189) 10,529 16,315 (4,047) 12,268 Braskem America 489 (1,426) (937) 494 (1,767) (1,273) Braskem Europe 25 (15) 10 24 (17) 7 Braskem Green - (42) (42) - (24) (24) Braskem Netherlands 1,972 (610) 1,362 355 (195) 160 Braskem Siam 8 (8) - - - - Braskem Idesa 3,974 (2,671) 1,303 3,612 (2,284) 1,328 Braskem Mexico Serviços 24 (1) 23 14 - 14 Braskem Mexico Sofom 596 (617) (21) 657 (654) 3 B&TC - - - - (10) (10) ER Plastic - - - 5 - 5 Terminal Química - (38) (38) 56 - 56 Voqen 9 - 9 16 - 16 Wise 30 (2) 28 28 (3) 25 21,845 (9,619) 12,226 21,576 (9,001) 12,575 Deferred tax assets 13,244 13,882 Deferred tax liabilities (1,018) (1,307) Balance 12,226 12,575 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 50 (d) Realization of deferred tax assets In the period ended as of September 30, 2025, the Company did not identify any events indicating that the book value of these deferred taxes exceeds the recoverable amount. (e) International Tax Reform – Pillar II The Company complies with the rules of the International Tax Reform – Pillar II Model Rules, an initiative of the Organization for Economic Cooperation and Development (“OECD”) in the context of the BEPS (Base Erosion and Profit Shifting) Project. This project aims to combat tax planning practices that result in the erosion of the tax base and the transfer of profits to low-tax jurisdictions. Pillar II establishes a global minimum tax of 15% for each jurisdiction in which the multinational group operates. The Company is subject to Pillar II rules in Germany, Brazil, and the Netherlands. In the third quarter of 2025, the Company fully reversed the provision previously recorded after incorporating tax sparing credits accumulated through December 31, 2023, into the Pillar II calculation of its subsidiary in the Netherlands. Under Pillar II rules, such credits may be recognized as tax expense, resulting in a higher effective tax rate for the subsidiary. As a result of this increase, no additional tax was assessed under the Pillar II rules. The Company does not expect additional impacts on its financial statements resulting from the enactment of the standard in other jurisdictions, since the effective tax rate in these regions is higher than 15%. In addition, the Company applied the temporary exemption from accounting for deferred taxes related to the supplementary tax and assessed the new disclosure requirements on Pillar II exposures, as provided for in the applicable accounting standards. 21 Sundry provisions Consolidated Parent company Sep/25 Dec/24 Sep/25 Dec/24 Leniency agreement (a) 654 636 654 636 Provision for environmental damages 907 1,042 907 1,042 Provision for customers rebates 174 201 108 108 Other 94 92 94 92 Total 1,829 1,971 1,763 1,878 Current liabilities 670 619 604 526 Non-current liabilities 1,159 1,352 1,159 1,352 Total 1,829 1,971 1,763 1,878 (a) Leniency agreement In the context of allegations of undue payments in connection with Operation Car Wash in Brazil, the Company hired external experts in investigation to conduct an independent investigation into such allegations (“Investigation”) and to report their findings. In December 2016, the Company entered into Leniency Agreements with the Federal Prosecution Office (“MPF Agreement”) and with U.S. and Swiss authorities (“Global Settlement”), in the amount of US$957 (R$3.1 billion, at the time), which were duly ratified. Further, the Company engaged in a process of cooperation and negotiation with the Ministry of Transparency and the Office of The Federal Controller General (“CGU”) and the Office of the Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 51 Attorney General (“AGU”), which culminated in the execution of the leniency agreement with such authorities on May 31, 2019 (“CGU/AGU Agreement” and, jointly with the Global Settlement, “Agreements”), which addresses the same facts that are the subject of the Global Settlement and provides for an additional disbursement of R$410 due to the calculations and parameters adopted by CGU/AGU. In addition, in 2019, the State Prosecution Office of Bahia and the State Prosecution Office Rio Grande do Sul adhered to the MPF Agreement, and no additional payments by the Company are expected. Since 2016, The Company has already paid R$3,442 distributed as shown below: AGU Agreements signed with: CGU and MPF DoJ (i) OAG (i) MPF SEC (i) Total Amounts paid 1,250 297 407 1,282 206 3,442 (i) U.S. Department of Justice (“DoJ”); Swiss Office of the Attorney General (“OAG”) and U.S. Securities Exchange Commission (“SEC”). In August 2023, the Company was notified by the CGU about the end of the monitoring period of the Company’s integrity program, and also presented the closing of the monitorship. In February 2024, a decision was rendered by the Federal Supreme Court, within the scope of the Action against the Violation of a Constitutional Fundamental Right (“ADPF”) No. 1051, determining the renegotiation of leniency agreements. In December 2024, the Company entered into an Amendment to the Leniency Agreement to adjust the payment schedule and other obligations and conditions, as outlined below: (i) 2025: R$ 35 (ii) 2026: R$ 35 (iii) 2027: R$ 55 (iv) 2028 to 2030: installments of R$ 158 each. In January 2025, the amount scheduled for the current year was settled, with payment of the inflation-adjusted amount at R$37. The CGU/AGU Amendment is pending approval by the Federal Supreme Court (STF), in the ADPF records. As a result of the amendment, the Company recognized a reversal of R$112 in the provision amount of the leniency agreement. As of September 30, 2025, the balance payable adjusted by the SELIC rate is R$653 (2024: R$636), of which R$89 is recorded under current liabilities (2024: R$85) and R$564 is recorded under non-current liabilities (2024: R$551). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 52 22 Provisions for legal proceedings 22.1 Claims with probable chance of loss Consolidated Parent company Sep/25 Dec/24 Sep/25 Dec/24 Labor claims 164 190 163 190 - - - - Tax claims - - - - IR and CSL 35 34 35 34 PIS and COFINS 253 248 253 248 ICMS 16 20 16 20 Other tax claims 71 84 71 84 375 386 375 386 Corporate claims 126 118 126 118 Civil claims and other 199 151 199 151 864 845 863 845 22.2 Contingent liabilities Consolidated Note Sep/25 Dec/24 Tax claims (a) 27,835 26,469 Civil claims - Other 793 795 Social security claims 797 770 Environmental claims 764 705 Labor claims 696 683 Other lawsuits 453 423 Total 31,338 29,845 *Contingent liabilities related to the geological event in Alagoas are presented in a specific note (23.1). (a) Tax (i) IR/CSL: Charges due to the disapproval of offsets made with credits from a negative balance. The claims are in the administrative and judicial phases, and performance bonds have been submitted to fully cover the litigated amount. In April 2025, two new tax-deficiency notices were received, resulting in an increase in this contingency. On September 30, 2025, the contingency amount is R$715 (2024: R$568). (ii) Non-cumulative PIS and COFINS: Charges pertaining to the calendar years 2004 through 2019, arising from the utilization of credits for the acquisition of goods and services consumed in the production process. The claims are in both administrative and judicial phases, with performance bonds and deposits having been provided to fully secure the total amount under litigation. In the quarter ended September 30, 2025, the contingency amount was reduced by R$163 as a result of favorable outcomes in administrative proceedings. On September 30, 2025, the contingency amount is R$1,536 (2024: R$1,618). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 53 23 Geological event - Alagoas In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report, indicating that the geological phenomenon identified in certain neighborhoods of the municipality of Maceió, Alagoas, could be related to the rock salt well exploration activities developed by Braskem. The salt mining operation, from this moment on, was fully ended by the Company. Since then, the Company has been devoting its best efforts to understand the geological event, its possible effects on surfaces, stability of rock salt cavities and in carrying out precautionary measures to ensure public safety. The results arising from the understanding of the geological event are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities. As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including the following agreements: i) Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map. Following ratification by the courts of the Agreement for Compensation of Residents, the Public-Interest Civil Action for Resident Reparation was dismissed; ii) Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation (“ACP Socio-Environmental Reparation”) and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió. Following ratification by the courts of this agreement, the Public-Interest Civil Action for Socio-environmental Reparation was dismissed; iii) Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area (“Flexal Agreement”), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, by the 3rd Federal Court of Maceió, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region; and iv) Global Agreement with the Municipality of Maceió (“Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (“PAS”). v) Agreement with the State of Alagoas (“State Agreement”), entered into on November 10, 2025, subject to judicial ratification, which establishes, among other provisions: (a) a total amount of R$ 1.2 billion as Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 54 compensation, indemnification and/or reimbursement to the State of Alagoas for the full reparation of all property and non-property damages at the state level; and (b) grants the Company full discharge from any damages arising from and/or related to the geological event in Alagoas, including the termination of the State of Alagoas’ indemnification lawsuit. The Management of Braskem, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes in the period: Parent company Consolidated Sep/25 Dec/24 Balance at the beginning of the year 5,570 5,240 - - Provisions (reversal) (*) 371 2,237 Payments and reclassifications (**) (2,276) (2,052) Realization of present value adjustment 119 145 - - Total 3,784 5,570 Current liability 1,421 2,436 Non-current liability 2,363 3,134 Total 3,784 5,570 (*) The change in the provision for the period ended September 30, 2025, mainly refers to (i) entering into the Agreement Term with the State of Alagoas, (ii) reversals resulting from the revision of cost estimates for the action fronts in Alagoas, (iii) the update of the present value adjustment due to the remeasurement of the discount rate and the estimated disbursements over the years. In the fiscal year 2024, the change in the provision was caused, mainly (i) by the update of cost estimative relating to the adjustments to the plan for closing the mining wells, (ii) by the implementation and advancement in the maturity of projects and (iii) initiatives and programs present in the actions fronts in Alagoas. (**) Of this amount, R$1,047 (2024: R$1,819) refers to payments made and R$1,229 (2024: R$233) was reclassified to Other liabilities, which totals a balance of R$1,453 (2024: R$478) referring to accounts payable for the Geological event – Alagoas The amounts included in the provision are segregated into the following action fronts: a. Support for relocating and compensating: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4 updated in December 2020), including compensation that requires special relocation measures, such as hospitals, schools, and public facilities, whether they belong to private or public entities. This action has a provision of R$272 (2024: R$997) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation, negotiation of individual agreements for financial compensation and indemnities related to establishments that require special measures for their relocation. b. Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas. The closure plan of 35 mining areas is currently divided as follows: Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 55 i) 18 cavities are scheduled for priority filling with solid material. To date, 6 cavities have been filled, 3 cavities have reached the technical filling limit, 7 cavities are in the filling process, and 2 cavities are in the preparation and planning activities; ii) 6 cavities were naturally filled and, therefore, do not indicate, at this moment, the need for additional measures; iii) 11 cavities remain within the salt layer and suitable for pressurization. By the end of 2024, the Company based on the technical note issued by expert consultancy, considered the recommendation of filling these pressurized cavities with solid material, in the long term, over the course of several years to decades, and after the completion of the current filling plan, with the purpose of to achieve a maintenance-free state for the 35 cavities, suitable for the final closure of the field. Note that any need for additional actions is assessed on an ongoing basis by the Company and are based on technical studies prepared by external specialists, whose recommendations may be updated periodically according to the changes in the geological event and knowledge obtained, being submitted to competent authorities and following the execution timeframe agreed under the mine closure plan, which is public and regularly revaluated with ANM. Subsidence is a dynamic process occurring in the area outlined by the priority action lines map and should continue to be monitored during and after the actions envisaged in the closure plan. The results of the monitoring activities will be important to assess the need for potential future actions, with a focus on security and monitoring of stability in the region. Any potential future actions may result in significant additional costs and expenses that may differ from current estimates and provisions. The provisioned balance amount of R$1,906 (2024: R$2,607) to implement actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on currently known techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible natural alterations. Regarding environmental actions, in compliance with the Agreement for Socio-environmental Reparation, Braskem continues implementing the actions established in the environmental plan approved by the MPF and sharing the results of its actions with the authorities. As one of the results of the collapse of cavity 18, as agreed in the Socio-Environmental Reparation Agreement, the specific Environmental Diagnosis to evaluate potential impacts caused by the collapse of said cavity, conducted by specialized firm, was completed. The report was submitted to the authorities, and their final opinion is awaited concerning the conclusions and recommendations presented. c. Social and urban measures: Refers to actions in compliance with social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. To date, of the 11 projects defined for urban mobility, 6 have already been completed, 3 are in progress and 2 are in the planning stage. Regarding the Social and Urban Action Plan ("PAS"), of the 42 planned actions, which may be changed in accordance with the authorities, 34 are under Braskem's responsibility (1 is completed and 9 are under implementation) and 8 are under of the responsibility of Municipality of Maceió, funded by the Company. The balance of the provision is R$839 (2024: R$1,141). Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 56 d. Additional measures: Refers to actions regarding: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The balance of additional measures described in this item totals R$767 (2024: R$825). On November 10, 2025, Braskem and the State of Alagoas entered into an agreement related to the geological event that occurred in Alagoas (“State Agreement”), providing for a total payment of R$ 1.2 billion, of which R$ 139 million (on an updated basis) had already been paid. The balance must be paid in 10 adjusted variable annual installments, mainly after 2030. The Company had previously recorded a provision of R$ 467 million for compensation of property damages to the State of Alagoas. The State Agreement establishes compensation, indemnification and/or reimbursement to the State of Alagoas for the full reparation of all property and non-property damages at the state level and grants the Company full discharge from any damages arising from and/or related to the geological event in Alagoas, including the termination of the State of Alagoas’ indemnification lawsuit, subject to judicial ratification. The execution of the State Agreement represents a significant and important milestone for the Company in addressing the impacts resulting from the geological event in Alagoas. The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, and other new developments in the matter. The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, are in progress and eventually new measures may be necessary and will be consolidated as part of the measures for a Plan to Recover Degraded Areas (“PRAD”). The Company has been making progress in negotiations with private and public entities about other indemnification requests to understand them better, which may lead to future agreements. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for. On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions. There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM"). The Company has been monitoring the matters and their developments. In October 2025, the Company became aware of the filing of a complaint by the Federal Public Prosecutor's Office in Alagoas, based on the final report issued by the Federal Police in October 2024. The Company reiterates that it has always been at the disposal of authorities and will present its statement at the appropriate time in the legal proceedings. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 57 Additionally, it is not possible to anticipate all new claims related to damage or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment. Consequently, the Company cannot eliminate the possibility of future developments related to all aspects of the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may significantly differ from its estimates and provisions. 23.1 Lawsuits in progress The contingent liabilities whose loss is assessed as possible by the Company’s Management, based on its evaluation and that of its external legal advisors, related to the geological event in Alagoas, are disclosed as follows: Parent company Consolidated Sep/25 Dec/24 Civil claims - Alagoas (*) 8,002 9,241 Environmental claims - Alagoas 91 85 Total (**) 8,093 9,326 (*) Amounts presented net of the portion of the provision for compensation and relocation of public facilities located on the Civil Defense Map (version 4) covered by lawsuits related to the topic. The total amount of provisions related to these claims is R$103. In the context of this event, the main lawsuits filed against the Company are: Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 58 Description of civil lawsuits Estimate 2025 2024 1) Public-Interest Civil Action (“ACP”) Reparation for Residents – Map Version 5 Plaintiffs: Federal Prosecution Office (MPF), Federal Public Defender’s Office (DPU) and Alagoas State Prosecution Office (MPE/AL) On November 30, 2023, the Company was informed of the Public-Interest Civil Action filed by the plaintiffs against the Municipality of Maceió and Braskem, with a request for a injunctive relief based on evidence, against Braskem: (i) inclusion in the PCF of the new criticality area 00 (area defined by the Civil Defense of Maceió with recommendation of relocation) of Version 5 of the Civil Defense Map and the optional inclusion of all residents affected whose properties are located in the criticality area 01 (area defined by the Civil Defense of Maceió with recommendation of monitoring) of Version 5 of the Map, with inflation adjustment corresponding to the amounts adopted by the PCF; (ii) establishment, with the permission of the affected party of the criticality area 01, of a Program for Reparation of Damage to Properties resulting from the alleged depreciation of the property, as well as the alleged pain and suffering resulting from the inclusion of the property in the Map; (iii) engagement of independent and specialized firm to identify the alleged damages to properties if the affected party decides to remain in the area of criticality 01 of Version 5 of the Civil Defense Map; and (iv) engagement of independent and specialized technical advisory to provide support to the affected parties in the analysis of the scenarios and decision-making of their relocation or staying in the area. On the merits, they request confirmation of the preliminary injunctions. Although the preliminary injunctions were granted by the lower court on November 30, 2023, their effects were suspended on January 22, 2024, by the 5th Regional Federal Court (TRF5) in an appeal filed by Braskem. The appeal was heard on February 27, 2025, and, in merit, was granted in its entirety, eliminating the effects of the lower court's preliminary injunction. In June 2025, plaintiffs reiterated their request for evidentiary protection, seeking voluntary relocation for residents of a specific area of the Bom Parto neighborhood. On September 3, 2025, a decision was issued granting an evidentiary injunction to order the inclusion, in the PCF, of 13 properties from a specific area of the Bom Parto neighborhood, which had previously been condemned by the Municipal Civil Defense. On October 10, 2025, following an appeal by Braskem, the TRF5 issued a decision suspending the effects of the ruling that had granted evidentiary relief. 1,210 1,113 2) Public-Interest Civil Action - Request for Indemnification for Additional Collective Pain and Suffering Plaintiff: Alagoas State Public Defender’s Office In March 2024, the Company became aware of the Public-Interest Civil Action filed by the Public Defender’s Office (DPE) which, among others, challenges clause 69 of the Socio-environmental Agreement (payment of R$150 for collective pain and suffering), alleging that there are facts subsequent to the execution of the agreement that would have caused additional pain and suffering. DPE requested a preliminary injunction: (i) to suspend clause 58, paragraph two, of the Socio-environmental Agreement in order to reject the possibility of returning the area to Braskem; (ii) to prohibit the sale of the PCF area until a final and unappealable decision is made on the subject of the claim, considering that the assets acquired through the Program for Financial Compensation must not be sold or pledged. In the merit, the claims include: (i) the loss of all properties that are the subject of PCF, with the possibility of returning the area to the victims or to the public domain, besides ordering Braskem to pay, as compensation for collective and social pain and suffering, the same amount paid by Braskem for material damages; (ii) condemning Braskem, as compensation for existential damages, for the loss of all properties that are the subject of the PCF; (iii) condemning Braskem for “illicit profit,” with the loss of properties that are the subject of the PCF, and the payment of amounts obtained by the Company through its alleged illicit conduct (to be calculated in the liquidation of the award); (iv) issue of subpoena to the Investor Relations Officer, for the purposes of regulatory obligations, with the publication of material fact notice. On April 12, 2024, these preliminary claims were rejected by the court. 176 162 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 59 3) Public-Interest Civil Action - Refusal of insurance within the scope of Housing Financial System (“SFH”) Plaintiff: Federal Public Defender’s Office In November 2021, the Company became aware of the Public-interest civil action to question the denial of necessary insurance for contracts under the SFH to acquire properties located within a radius of 1 km outside the risk area defined by the version 4 map of Civil Defense authorities, which is the subject matter of the Residents PCA agreement – See item (i). Insurers linked to SFH, financial agents, the regulatory agency and Braskem are the defendants. The main claim is only against the insurers, financial agents and the regulatory agency on the grounds that the refusal to contract the insurance is abusive and has no technical or legal grounds. There is a secondary and eventual claim to sentence Braskem to pay indemnification in an amount to be settled in the future, if the judge understands that the refusal somehow has grounds in the subsidence phenomenon. On January 10, 2024, a decision was rendered partially ordering the insurance companies to: (i) refrain from applying the safety margin beyond the risk area defined by the Civil Defense and engaging in unfair pricing and increases to avoid contracting insurance coverage for properties out of and next to the risk area, declaring that there were no denials/decreases in the insurance coverage based exclusively on the safety margin, (ii) call everyone who is interested to reassess the request for housing insurance. Braskem was not found guilty, and insurance companies filed an appeal against the decision, which is still pending. It is not possible to estimate the indemnification amount, which will depend on the evidence of damages submitted by people whose insurance was denied. - - 4) Public-Interest Civil Action - Review of terms of the Flexal Agreement Plaintiff: Alagoas State Public Defender’s Office In March 2023, the Company became aware of the Public-interest civil action filed by DPE against the Company, the Federal Government, the State of Alagoas and the Municipality of Maceió seeking, among other claims, the revision of terms of the Flexal Agreement, signed amongst Braskem, the MPF, the MPE, the DPU, and Municipality of Maceió, ratified on October 26, 2022, by the 3rd Federal Court of Alagoas. Through this lawsuit, the DPE seeks, among other claims, the inclusion of residents of the Flexais region, who choose to adhere the PCF, program created under the agreement in ACP (Reparation for Residents), with consequent reallocation of these residents and compensation for moral and material damages in parameters specified in the ACP. As injunction relief, DPE also requested, that the Municipality of Maceió and Braskem initiated the registration of all residents who requested to be relocated and their concomitant inclusion in the PCF, or, alternatively, requested the freeze of Braskem bank accounts in the amount of R$1.7 billion, to guarantee the compensation for moral and material damages to residents of the Flexais region. The injunction relief requests were rejected by the trial and appellate courts. On January 19, 2024, a decision was rendered, judging partially valid the requests made by the DPE. The Company, the DPE/AL, the Alagoas State Government and the Federal Government filed appeals against this decision. On August 19, 2025, the appeals of both Braskem and the Federal Government were upheld on their merits, resulting in the reversal of the lower court’s ruling, the recognition of the validity of the agreement, and the annulment of the financial penalties previously imposed. The appeals of the State of Alagoas and the DPE were denied. 2,309 2,137 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 60 5) Public-Interest Civil Action - Fishermen Reparation Plaintiffs: Federation of Fishermen of the State of Alagoas (“FEPEAL”) and National Confederation of Fishermen and Aquaculturists (“CNPA”) In August 2023, the Company became aware of the Public-Interest Civil Action filed by FEPEAL and CNPA (jointly the “Associations”) against the Company, seeking compensation for material damages (damages and loss of profit) and homogeneous individual and collective morals damages for the Associations and each of the alleged 8,493 affected fishermen represented by the Associations. As a preliminary measure, the Associations requested, among other claims, that the Company provision sufficient funds to guarantee the compensation of fishermen included in the public-interest civil action and also publishing a material fact notice to the shareholders. These requests were rejected by the Courts. Among other requests, the Associations claim the payment of: (i) compensation for (a) individual and homogeneous moral damages suffered, in the amount of R$50,000 and (b) material damages in the form of individual and homogeneous loss of profits, in the amount of R$132,000 in both cases for each of the allegedly affected fishermen; (ii) compensation for collective moral damages for the Associations, in the amount of R$100,000; (iii) compensation for collective material damages to the Associations, in the amount of R$750,000; and (iv) attorney fees in the amount of 20% on the value of the award. The action was suspended by the TRF5 pending the judgment of the Interlocutory Appeal filed by Braskem, which challenges the legitimacy of the representation of the plaintiff institutions. 1,916 1,767 6) Action against the Violation of a Constitutional Fundamental Right (ADPF) Plaintiff: Alagoas State Governor On December 18, 2023, the Company was informed of the Action against the Violation of a Constitutional Fundamental Right (ADPF) filed before the Federal Supreme Court due to some clauses of the agreements entered into out-of-court and ratified in the records of the cases 0803836-61.2019.4.05.8000 (ACP Reparation for Residents, 0806577-74.2019.4.05.8000 (ACP Social-Environmental Reparation) and 0812904-30.2022.4.05.8000 (Flexal Agreement), which deal with the settlement to the Company, as well as the acquisition and exploration of vacant properties. On June 24, 2024, the judge rapporteur issued a decision denying the ADPF continuance. The plaintiff filed an appeal against this decision. It is not possible to assign a contingency amount to this lawsuit, which has illiquid claims, aiming at the declaration of nullity of specific contractual clauses of the Agreements. - - 7) Indemnifying action Plaintiff: Companhia Brasileira de Trens Urbanos (“CBTU”) On February 2, 2021, the Company was notified of the filing of an action, formulating initially only a preliminary injunction for maintaining the Technical Terms of the Cooperation (operational) agreement signed previously by the parties. The request was denied in lower and appellate courts, given the fulfillment of the obligations undertaken by Braskem. On February 24, 2021, CBTU filed an amendment to the initial request claiming compensation for losses and damages in the amount of R$222 and for moral damages in the amount of R$0.5, as well as the imposition of obligations, including the construction of a new rail line to substitute the stretch that passed through the risk area. Braskem entered into a memorandum of understanding with CBTU to reach a mutual solution and suspend the lawsuit during the negotiation period. Moreover, a procedural legal transaction was presented, approved by the court, which provided for the suspension of lawsuit, enabling the continuity of negotiations. After the suspension period ended, on September 18, 2025, Braskem submitted its defense, and on October 15, 2025, CBTU filed a reply with its considerations In the extrajudicial sphere, on August 26, 2025, CBTU and Braskem entered into a technical cooperation agreement aimed at enabling the road requalification of the railway section whose operations were suspended, reinforcing the understanding regarding the safe resumption of remodeling services in the mentioned section. 1,518 1,492 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 61 8) Action for Damages - Pinheiro District Property Plaintiff: Construtora Humberto Lobo In July 2019, the Company became aware of the action for damages claiming that the plaintiff suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. On July 05, 2023, a decision was rendered in favor of Braskem. It did not recognize the existence of the alleged loss of profits and alleged damage to the contractor’s image, only ordering the return of R$3 by Braskem to the plaintiff, plus inflation adjustment, to be deducted from the amounts already received by Humberto Lobo during the lawsuit. Appeals filed by the parties are pending judgment. 1 1 9) Indemnity Claim Plaintiff: State of Alagoas In March 2023, the Company became aware of the indemnity claim requesting compensation for alleged damages resulting, among others claims, from the loss of properties within the risk area defined by the Civil Defense of Maceió, alleged investments initiated by the State of Alagoas and that would have become void unusable due to the evacuation of the risk area and alleged loss of tax revenue, with a request that such damages to be determined by a court appraiser, with a preliminary request to block funds in Company's current account. An Instrument of Appeal was filed by Braskem. The preliminary injunction was granted. On October 10, 2023, the trial court handed down summary judgment ordering Braskem to reimburse the amounts invested, public equipment and losses in tax collection as required by the State of Alagoas. The indemnity amounts must be set in the award calculation phase. The Company filed an appeal against the decision. On April 7, 2025, the Court of Justice of Alagoas declared the absolute lack of jurisdiction of the State Court of Alagoas, ordering the transfer of the case to the Federal Court in Alagoas. In May 2025, a decision was issued suspending the transfer of the case to the Federal Court in a new appeal filed by the State of Alagoas. On November 10, 2025, Braskem and the State of Alagoas entered into an agreement related to the geological event that occurred in Alagoas (“State Agreement”), subject to judicial ratification, which establishes, among other provisions: (a) a total amount of R$ 1.2 billion as compensation, indemnification and/or reimbursement to the State of Alagoas for the full reparation of all property and non-property damages at the state level; and (b) grants the Company full discharge from any damages arising from and/or related to the geological event in Alagoas, including the termination of the related indemnification claim, with legal effects commencing upon judicial ratification, with no expected cash outflow by the Company related to this matter 1,493 10) Other civil actions - Indemnifications related to the impacts of subsidence and relocation of areas affected Plaintiffs: Sundry The Company is defendant in several other actions filed by individuals in Brazil and abroad, seeking the payment of indemnifications directly or indirectly related to the geological event in Maceió. 872 1,076 Total civil lawsuits 8,002 9,241 Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 62 Description of environmental lawsuits Estimate 2025 2024 1) Notice of violation Plaintiff: Environment Institute of Alagoas State (“IMA”) On December 4, 2023, the IMA issued a fine to the Company due to the alleged environmental degradation resulting from the soil displacement in the region where the mining front is closed in the municipality of Maceió. Considering that in 2019 Braskem had already been fined for the same event and legal grounds, a defense to the notice of violation was filed for bis in idem. The original notice of violation of 2019 was closed with the signature of the Consent Decree (TAC) on December 23, 2023. On June 28, 2024, Braskem was served with the decision, still subject to administrative appeal, maintaining the notice of violation. On July 4, 2025, a notice was received from the IMA regarding the upholding of the Administrative Decision that issued the Notice of Violation, which is still subject to a new administrative appeal. 86 79 2) Sundry environmental lawsuits 5 6 Total environmental lawsuits 91 85 24 Shareholders’ equity 24.1 Capital On September 30, 2025 and December 31, 2024, the Company's subscribed and paid-up capital stock amounted to R$8,043 and comprised 797,207,834 shares with no par value, distributed as follows: Amount of shares Common Preferred shares Preferred shares shares % class A % class B % Total % Novonor 226,334,623 50.11 78.182.498 22.95 - - 305,517,121 38.32 Petrobras 212,426,952 47.03 75,761,739 21.96 - - 288,188,691 36.15 ADR (i) - - 61,587,922 17.85 - - 61,587,922 7.73 Norges Bank - - 23,859,004 6.91 - - 23,859,004 2.99 Other 12,907,077 2.86 104,669,202 30.33 478,790 100.00 118,055,069 14.81 Total 451,668,652 100.00 345,060,365 100.00 478,790 100.00 797,207,807 100.00 Treasury shares - - 27 - - - 27 - Total 451,668,652 100.00 345,060,392 100.00 478,790 100.00 797,207,834 100.00 Authorized 535,661,731 616,682,421 593,818 1,152,937,970 (i) American Depository Receipt (“ADR”) on the New York Stock Exchange – NYSE (USA). 24.2 Share rights Preferred shares carry no voting rights, but they ensure priority, non-cumulative annual dividend of 6% of their unit value, according to profits available for distribution. The unit value of the shares is obtained through the division of capital by the total number of outstanding shares. As common shares, only class “A” preferred shares will have the same claim on the remaining profit that exceeds the minimum mandatory dividend of 6% and will be entitled to dividends only after the priority dividend is paid to preferred shareholders. Only class “A” preferred Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 63 shares also have the same claim as common shares on the distribution of shares resulting from capitalization of other reserves. Class “A” preferred shares can be converted into common shares upon resolution of majority voting shareholders present at a General Meeting. Class “B” preferred shares can be converted into class “A” preferred shares at any time, at the ratio of two class “B” preferred shares for one class “A” preferred share, upon a simple written request to the Company, provided that the non-transferability period provided for in specific legislation that allowed for the issue and payment of such shares with tax incentive funds has elapsed. In the period ended September 30, 2025, R$4 was paid to the members of the 2022 LTI Program (R$8 in the period ended September 30, 2024 – 2021 LTI Program), without delivery of shares. 25 Earnings per share The table below shows the reconciliation of profit or loss for the year adjusted for the amounts used to calculate basic and diluted earnings per share. Sep/25 Sep/24 Basic and diluted Basic and diluted Income (loss) for the period attributed to Company's shareholders 405 (5,673) - - Distribution of priority dividends attributable to: - - Preferred shares class "A" 209 - 209 - Distribution of 6% of unit price of common shares 196 - - - Reconciliation of income available for distribution, by class (numerator): Common shares 196 (3,215) Preferred shares class "A" 209 (2,455) Preferred shares class "B" - (3) 405 (5,673) Weighted average number of shares, by class (denominator): Common shares 451,668,652 451,668,652 Preferred shares class "A" 345,060,365 345,060,365 Preferred shares class "B" 478,790 478,790 797,207,807 797,207,807 Profit (loss) per share (in R$) Common shares 0.4336 (7.1156) Preferred shares class "A" 0.6054 (7.1156) Preferred shares class "B" 0.6057 (7.1156) Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 64 26 Net revenues Consolidated Parent company Sep/25 Sep/24 Sep/25 Sep/24 Sales revenue Domestic market 41,808 42,442 41,394 41,873 Foreign market 21,986 25,198 6,883 6,611 63,794 67,640 48,277 48,484 Sales and services deductions Taxes Domestic market (8,938) (9,157) (8,899) (9,115) Foreign market (21) (35) - - Sales returns - - - - Domestic market (140) (113) (124) (109) Foreign market (79) (76) (20) (26) - - - - (9,178) (9,381) (9,043) (9,250) Net sales and services revenue 54,616 58,259 39,234 39,234 27 Expenses by nature and function Consolidated Parent company Sep/25 Sep/24 Sep/25 Sep/24 Classification by nature: Raw materials other inputs (42,732) (43,669) (32,983) (32,565) Personnel expenses (3,211) (3,014) (1,975) (1,845) Outsourced services (2,074) (2,224) (1,518) (1,706) Depreciation and amortization (3,513) (3,810) (2,171) (2,401) Freights (3,001) (3,066) (1,027) (902) Idle industrial plants (277) (435) (213) (332) Alagoas geological event (Note 23) (400) (833) (400) (833) Industrial transformation in Alagoas (Note 1) (784) - (784) - Other income (i) 923 832 745 804 Other expenses (1,627) (1,201) (939) (477) Total (56,696) (57,420) (41,265) (40,257) Classification by function: Cost of products sold (52,508) (53,409) (38,670) (37,805) Selling and distribution (1,561) (1,438) (773) (788) (Loss for) Reversal of impairment of trade accounts receivable and others from clients (131) 102 (125) 92 General and administrative (1,947) (1,880) (1,178) (1,180) Research and development (355) (321) (148) (143) Other income (i) 923 832 745 804 Other expenses (ii) (1,117) (1,306) (1,116) (1,237) Total (56,696) (57,420) (41,265) (40,257) (i) In 2025, it primarily refers to the recognition of remaining PIS and COFINS credits amounting to R$293, associated with the exclusion of ICMS from the calculation base of these contributions. In 2024, it refers mainly to the gain from the sale of control of Cetrel. (ii) In 2025, they refer mainly to the write-off of goodwill based on expected future profitability in the amount of R$192, as detailed in Note 1, and to the proceeds of the sale of assets related to receivables and shares of investment fund, with R$208 recognized under Other expenses and R$108 under Other financial income, in the financial result (Note 28). In 2024, they refer mainly to the expenses incurred with the geological event in Alagoas. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 65 28 Financial results Consolidated Parent company Sep/25 Sep/24 Sep/25 Sep/24 Financial income Interest income 583 995 384 755 Inflation indexation income on tax assets 22 64 22 64 Adjustment to present value - appropriation 154 161 131 106 Other 199 47 165 14 958 1,267 702 939 Financial expenses Interest expenses (3,526) (3,337) (3,860) (3,502) Loans transaction costs - amortization (136) (150) (8) (11) Adjustment to present value - appropriation (609) (696) (670) (729) Interest expenses on leases (219) (185) (122) (135) Other (393) (333) (155) (94) (4,883) (4,701) (4,815) (4,471) Derivatives and exchange rate variations, net On financial assets 411 527 (185) 556 On financial liabilities 3,352 (7,264) 3,566 (5,148) Gain on derivatives - 3 - - Losses on derivatives (53) (57) (53) (37) 3,710 (6,791) 3,328 (4,629) Total (215) (10,225) (785) (8,161) The effects from exchange variation on the Company’s transactions are mainly due to the variations in the following currencies: End of period rate Average rate Sep/25 Dec/24 Variation Sep/25 Sep/24 Variation U.S. dollar - Brazilian real 5.3186 6.1923 -14.11% 5.6500 5.2445 7.73% Euro - Brazilian real 6.2414 6.4363 -3.03% 6.3188 5.7036 10.79% Mexican peso - Brazilian real 0.2900 0.2986 -2.88% 0.2901 0.2958 -1.95% U.S. dollar - Mexican peso 18.3428 20.7505 -11.60% 19.4951 17.7543 9.80% U.S. dollar - Euro 0.8521 0.9621 -11.43% 0.8948 0.9198 -2.72% Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 66 29 Segment information Sep/25 Operating expenses Net sales revenue Cost of products sold Gross profit Selling, general and distribution expenses Results from equity investments Other operating income (expenses), net Profit (loss) before net financial expenses and taxes Reporting segments Brazil 40,147 (37,905) 2,242 (1,478) - (347) 417 USA and Europe 12,778 (12,504) 274 (772) - 63 (435) Mexico 2,977 (3,521) (544) (423) - 210 (757) Total 55,902 (53,930) 1,972 (2,673) - (74) (775) Other segments 683 (287) 396 11 (10) (283) 114 Corporate unit - - - (1,318) - (29) (1,347) Braskem consolidated before eliminations and reclassifications 56,585 (54,217) 2,368 (3,980) (10) (386) (2,008) Eliminations and reclassifications (1,969) 1,709 (260) (14) - 192 (82) Total 54,616 (52,508) 2,108 (3,994) (10) (194) (2,090) Sep/24 Operating expenses Net sales revenue Cost of products sold Gross profit Selling, general and distribution expenses Results from equity investments Other operating income (expenses), net Profit (loss) before net financial expenses and taxes Reporting segments Brazil 40,756 (37,343) 3,413 (1,185) - (898) 1,330 USA and Europe 15,040 (13,738) 1,302 (561) - (89) 652 Mexico 3,909 (3,378) 531 (351) - (12) 168 Total 59,705 (54,459) 5,246 (2,097) - (999) 2,150 Other segments 833 (523) 310 10 (31) (24) 265 Corporate unit - - - (1,474) 13 473 (988) - Braskem consolidated before eliminations and reclassifications 60,538 (54,982) 5,556 (3,561) (18) (550) 1,427 Eliminations and reclassifications (2,279) 1,573 (706) 24 - 76 (606) Total 58,259 (53,409) 4,850 (3,537) (18) (474) 821 30 Contractual obligations The Company has long-term commitments for the purchase of feedstock. As of September 30, 2025, these obligations amounted to R$14,213 (2024: R$8,355) and are expected to be settled by 2044. Braskem S.A. Management notes to the parent company and consolidated quarterly information as of September 30, 2025 All amounts in thousands Reais, except as otherwise stated 67 31 Subsequent events In October 2025, the Company became aware of the filing of a Public Civil Action by the DPE and the Unified Movement of Braskem Victims (“MUVB”), seeking, as a preliminary measure, the amendment of the Priority Actions Map to include the communities of Flexais as risk areas. The request also includes the immediate inclusion of residents in the Financial Compensation and Relocation Program, along with their relocation and the payment of compensation for moral and material damages. On the merits, in addition to the definitive granting of the injunction, the plaintiffs seek compensation for collective moral and social damages. The plaintiffs have assigned a value of R$1,7 billion to the case. Based on the opinion of its external legal advisors, the Company classifies the likelihood of losing the case as remote.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.